UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Roboair, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 6, 2018

Physical address of issuer
530 Lytton Ave 2nd Floor, Palo Alto, CA 94301

Website of issuer
https://roboair.com

Name of intermediary through which the Offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
00870756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

DealMaker Securities LLC will receive a 4% commission based on the dollar amount of the securities sold. The Company paid a one-time $15,000 service fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank & Trust

Type of security offered
Series B Non-Voting Common Stock

Target number of Securities to be offered
16,667

Price (or method for determining price)
$1.20

Target offering amount
$20,000.40

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$4,999,903.14

Deadline to reach the target offering amount

April 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$40,584.00	$39,222.00
Cash & Cash Equivalents	$20,197.00	$12,662.00
Accounts Receivable	$0.00	$3,165.00
Short-term Debt	$469,024.00	$31,451.00
Long-term Debt	$0.00	$259,000.00
Revenues/Sales	$4,224.00	$3,475.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$177,211.00	-$406,090.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 16, 2023

FORM C

Up to $4,999,903.14

Roboair, Inc.



Up to 4,025,718 shares of Series B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Roboair Inc, a Delaware Corporation ("Roboair" or the "Company,", or "Issuer" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of the Company's Series B Non-Voting Common Stock (the "Shares" or "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors" (or sometimes "you"). The Issuer intends to raise at least $20,000.40 (the "Target Offering Amount") and up to $4,999,903.14 (the "Maximum Offering Amount") from Investors in the offering as described in this Form C (the "Offering"). The minimum amount of Securities that can be purchased is $500.40 per Investor (which may be waived by the Company in its sole and absolute discretion). No fractional shares will be issued in the Offering. The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. The Company has the right to extend the Offering Deadline at the Company's discretion.

Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to three and one half percent (3.5%) up to

1

a maximum fee of $350.80, per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500.40 minimum amount per investor. The Broker and its affiliates will receive cash commission on this fee.

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. Once within 48 hours Investors will not be able to cancel for any reason, even if they make a commitment during this period.

The rights and obligations of the holders of Securities of the Issuer are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Shares, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuer in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 4% commission based on the dollar amount of the securities sold. The Company paid a one-time $15,000 service fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering. It paid $2,500 to DealMaker Transfer Agent, LLC for its services after the offering. See "The Offering – Commission and Fees" below for more information.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at https://roboair.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in

this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company. Neither of the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

The date of this Form C is August 16, 2023.

The Issuer has certified that all of the following statements are TRUE for each of the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUER WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT TEAM CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE

MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the its fiscal year.

Once posted, the annual report may be found on the Issuer's website at: https://roboair.com.

The Company must continue to comply with the ongoing reporting requirements until:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. No source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Please review the following exhibits attached to this Form C and incorporated herein by reference:
  Exhibit A: Consolidated Audited Financial Statements of the Company
  Exhibit B: Roboair Opportunity Site (located at https://invest.Roboair.com)
  Exhibit C: form of Subscription Agreement to be executed by Investors with Company (the "**Subscription Agreement**")
  Exhibit D: Amended and Restated Certificate of Incorporation of the Company (the "**Certificate of Incorporation**" or "**Restated Charter**") and Amended and Restated Bylaws of the Company (the "**Bylaws**")
  Exhibit E: Video Transcripts

Prior to the consummation of the purchase and sale of the Securities, the Issuer will provide the opportunity to ask questions of and receive answers from its management team concerning the terms and conditions of the Offering, the Issuer or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Roboair, Inc. (the "Company") is a Delaware Corporation, formed on February 6, 2018. The Company has a wholly-owned subsidiary in Germany, Roboair Deutchland GmbH, which it is in the process of selling. The Company has not otherwise operated under any other name.

The Company is located at 530 Lytton Ave 2nd Floor, Palo Alto, CA 94301.

The Company's website is https://roboair.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

A description of the Company's business, products, services and business plan can be found on the Company's website located at https://invest.Roboair.com and is attached as **Exhibit B** (the "**Roboair Opportunity Site**") to this Form C.

The Business

Roboair is an online booking agency. Roboair's strategy includes offering a system that searches all airline, hotel and car rental service companies through the Saber GDS for the lowest rate booking offered. Roboair's consolidated audited financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and are attached to this Form C as **Exhibit A**.

The Offering

The purpose of this Offering is to raise capital to grow our business by increasing marketing, hiring employees to develop more products and repay debt to our Co-Founder. See "Use of Proceeds" for more information.

Target Offering Amount of Series B Non-Voting Common Stock being offered	16,667
Total Series B Non-Voting Common Stock outstanding after Offering (if Target Offering Amount reached)	16,667
Maximum Offering Amount of Series B Non-Voting Common Stock	4,025,718
Total Series B Non-Voting Common Stock outstanding after Offering (if Maximum Offering Amount reached)	4,025,718
Purchase price per Security	$1.20
Minimum investment amount per investor	$500.40
Offering deadline	April 30, 2024
Use of proceeds	See the description of the use of proceeds below.
Voting Rights	The Shares are non-voting. See "The Offering and the Securities – The Securities".
Automatic Conversion	Series B Non-Voting Common Stock will automatically convert into (1) voting shares of common stock of the Company upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. The Subscription Agreement also includes a right to convert Shares into a Crowdfunding SPV if determined by the Board.
Transfer Restrictions	In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to repurchase upon events described in the

	Subscription Agreement. The Subscription Agreement also contains a market stand-off agreement.

The price of the Securities has been determined by the Issuer and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Issuer or any other recognized criteria or value.

The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and features are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and features and thus may be better equipped than us to develop and commercialize products and features. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and features will achieve

initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in product shortages. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of airline tickets, hotel bookings and car rentals , our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Risks Associated with Defaults by Banking Institutions.

The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with First Republic, Silicon Valley Bank or Signature Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. At December 31, 2022 and December 31, 2021, respectively, the Company did not have any cash deposits with any financial institution in excess of the insured FDIC limit. It is anticipated that balances in the Company's bank account and the escrow account for this Offering may exceed FDIC limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by operating on one of the world's leading cloud platforms such as Google Cloud. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage to customers.

Our service is available to countries around the world.

Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain members of its management team, including Fatih Akol, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have not entered into employment agreements with any of our key employees.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons. We have primarily relied on Faith Akol, our Co-Founder, Chairman and CEO, to provide our short-term financing for operations. We may need to continue to reply on Mr. Akol's financial support, however, we cannot guarantee that such financial support will be made available or on terms acceptable to the Company or its stockholders. These transactions have a potential conflict of interest. We anticipate using a portion of the proceeds from this Offering to repay our debt to Mr. Akol, which may be considered an irregular use of proceeds. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even

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where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demands for airline tickets, hotel bookings and car rental bookings. The level of new purchases is cyclical, affected by such factors as general economic conditions. Consumer preferences also impact the demand for new purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our online travel agency business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as airline tickets, hotel bookings and car rental bookings, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Changes in Employment Laws or Regulation Could Harm Performance.

Various federal and state labor laws (both in the U.S. and in locations where we have employees) govern the Company's relationship with its employees, consultants and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. Non-US regulations also impact our operations. A number of factors could adversely affect the Company's operating results, including our mischaracterization of consultants under applicable employment laws and regulations, additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act, as well as requirements imposed in countries outside of the United States where we have employees and consultants.

We have significant founder debt that becomes due at the end of this year.

We have a $600,000 line of credit with our founder which has a maturity date of December 31, 2023. As of June 30, 2023, there was approximately $556,500 in principal amount outstanding (excluding accrued interest). The Company expects to take out additional advances under this arrangement to cover offering expenses and to cover working capital. The Company plans to use a portion of the proceeds from this Offering to repay this loan once we raise $500,000 in this Offering. We cannot predict whether the company will need to draw additional advances under this loan prior to termination of this Offering. Repayment of this loan would remove cash from the Company to fund operations and would be considered irregular uses of proceeds if we use proceeds from the Offering to repay the debt.

The Company's Business Plan Is Speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

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The Company's Employees, Executive Officers, Directors and Affiliate Stockholders Beneficially Own or Control a Substantial Portion of Its Outstanding Securities.

The Company's employees, executive officers, directors and/or affiliates beneficially own or control a significant portion of the Company's outstanding shares of stock before the Offering and will continue to maintain control over the voting shares after the Offering. This concentration of ownership will limit your ability and the ability of the Company's other stockholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. Fatih Akol, our founder, CEO, Chairman and sole director, will maintain control over the Company. Accordingly, Mr. Akol is expected continue to have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's stockholders is required. The Shares being issued in the Offering are non-voting. If you acquire the Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's securities and could also limit the price that investors might be willing to pay in the future for the Company.

The Company's Employees May Engage in Misconduct or Improper Activities.

The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Limitation on Director, Officer and Other's Liability.

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Use of Proceeds to Repay Debt.

As detailed in the "Uses of Proceeds" section of this document, the Company intends to use proceeds from this Offering to repay the line of credit entered into with Mr. Akol. These payments would be made directly to Mr. Akol and consequently would be considered to be "irregular uses of proceeds." The Company does not intend to begin repaying any of this debt until it has raised $500,000 in the Offering. Please see "Uses of Proceeds" below.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Our Target Offering Amount Is Set at a Low Threshold

Our Target Offering Amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not expecting to accomplish any significant business goals with the funds we accept if it is limited to the Target Offering Amount. We anticipate the need to raise at least $500,000 in the Offering to be able to obtain the following minimum business goals. development of new features for our web-app and mobile app to organically scale the business. Your investment could be at risk if we do not raise additional funds above the Target Offering Amount.

Risks Related to the Securities

The Series B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that the Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Securities Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Offering Amount Being Offered.

Since the Issuer is the Securities on a "best efforts" basis, there is no assurance that it will sell enough Securities to meet the Company's capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 74.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company Has Significant Discretion Over the Net Proceeds of This Offering.

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, Investors should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price you paid for the Securities or at any other price. The company has set the price of its Series B Non-voting Common Stock at $1.20 per share, plus a three and one half percent (3.5%), up to a maximum of $350.80, Investor Transaction Fee, see "The Offering and The Securities" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Your ownership of the Shares will be subject to dilution.

Owners of the Shares do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Securities in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, stockholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Your ownership may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time and, as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. You may be subject to further dilution if we issue awards under our equity compensation plan. Such dilution may reduce the Investor's economic interest in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in this Offering or any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to the Company's existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Future fundraising may affect the rights of Investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company than the rights of the Investors.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an

23

annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Shares in This Offering are Non-Voting and Have No Protective Provisions.

The Shares in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Shares being offered do not provide you with any protection and those transactions may trigger the drag-along provisions applicable to the Shares. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

You Will Need To Keep Records Of Your Investment For Tax Purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

You Should Be Aware of The Long-Term Nature of This Investment.

There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends.

Tax Issues. The federal and state tax implications of an investment in the Securities are complicated and the Company is not providing any advice to investors regarding such implications. You are urged to seek tax advice from your attorney or other advisors prior to investing in the Securities.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiffs) in any action under the agreement.

Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been formally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard

25

only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Company has the right to limit individual Investor commitment amounts based on the its determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein, if permitted to do so under Regulation Crowdfunding. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Offering Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company Has The Right To Conduct Multiple "Rolling" Closings During The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs

as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

Material Changes to the Offering will Cancel Pending Investments Unless You Reconfirm Your Commitment.

Material changes to an offering include but are not limited to: A change in minimum offering amount, change in the security price, change in management, material change to financial information, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Roboair is a travel technology company dedicated to disrupting the online travel industry. Travelers can access flights, stays, car rentals, and travel bundles from a multitude of sources (GDS, Direct Connections) globally through our web-app and mobile app Robo.

Business Plan - The Company

The Company plans to grow its business by offering competitive pricing, attractive membership benefits and by providing a superior user experience. Future business plans include:

- Expanding our supplier network and Traveler Distribution System by integrating more airlines, hotels, car-rental companies, wholesalers and other travel service providers.

- Integrating blockchain infrastructure to become the first on-chain travel company globally. Offering travel products on our platform in cryptocurrencies.

- Promote sustainability efforts in the industry by fostering a community of responsible travelers and showcasing sustainable travel options.

- Re-Launch RoboMarket, a marketplace for all things travel which will feature travel bundles, select deals for select destinations, discount codes for travel products and various travel products.

Long term vision of the company is to create efficiency in the travel industry by decentralizing travel distribution. We believe decentralization will reduce intermediaries in the supply chain reducing costs for everyone involved.

History of the Business

Roboair was founded in 2018 in Palo Alto, CA. The company started as a search engine for flights and has since expanded its services to include stays, car-rentals and travel bundles.

The Company's Products and/or Services

Product / Service	Description	Current Market
Airline Tickets, Hotel Bookings, Car Rental Bookings	The company is an Online Travel Agency (OTA) selling airline tickets, hotel bookings, car rental bookings and travel bundles	Focus market is USA and Europe but the website and the mobile app are available globally

The Company provides its users with a platform where they can reach a multitude of travel suppliers for flight bookings, hotel bookings, car rental bookings and travel bundles.

Roboair search engine queries results from GDS companies, direct integrations and other travel suppliers in order to get the best price for each booking.

Our main distribution channels are; our mobile app "Robo and web-app "roboair.com". Roboair aims to make the travel booking experience superior by improving current industry practices through continous improvement of our distribution channels.

North America is the primary focus market, however the company also aims to grow its user base in Europe and other strategic geographical hubs.

Roboair generates revenue by acting as an intermediary between travelers and travel suppliers, including airlines, hotels, and car rental companies. The Company earns a fee for each booking made through our platform, whether it's for flights, stays, car rentals, or travel bundles.

Competition

The Company's primary competitors are Expedia, booking.com and similar on-line booking companies.

In the highly competitive online travel agency sector, notable players like Booking Holdings Group, Airbnb Group, Trip.com Group, Expedia Group, Skiplagged, Kiwi.com, and Travala.com strive to capture market share. Each company offers a range of travel services, including flight and hotel bookings, car rentals, and packages, while implementing diverse strategies to attract and retain customers.

Booking Holdings Group has established itself as a leading provider, operating globally. Airbnb Group stands out with its unique focus on short-term rentals and customer-centric initiatives like Airbnb Experiences. Trip.com Group emphasizes customer loyalty through programs and a user-friendly mobile app. Expedia Group offers loyalty programs and a mobile app, with room for improvement in AI and machine learning integration. Skiplagged stands apart with its emphasis on finding cheaper airfares through "hidden city" ticketing, while Kiwi.com utilizes an innovative algorithm for a broad selection of flight options. Travala.com explores blockchain-based travel bookings and cryptocurrency payments.

Supply Chain and Customer Base

The Company sources travel products such as flight tickets, hotel bookings, car-rentals and travel bundles from directly integrated travel suppliers, Global Distribution Systems and travel wholesalers.

Roboair has integrated leading airlines Norwegian Airlines, British Airlines and Pegasus to its Traveler Distribution System. This enables the Company to sell flight tickets from these airlines with no intermediary. The Company aims to directly integrate more leading airlines in the near-term.

Roboair is a B2C company with +150k returning users. The Company obtains customers through advertisement, referral campaigns, competitive pricing and by providing a traveler-centric user experience.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks		
Roboair (US Only)	The World Wide Local (US Only)	Robo (US Only)

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Online Travel Agency	State of California Department of Justice	Seller of Travel	February 12, 2018	February 12, 2018

TFC goal is to help travelers understand encourage fair and honest communication between travel businesses and customers. TFC is to authorize a travel agency to be in business and examine business records.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Offering Amount and Maximum Offering Amount are raised.

	Target Amount Raised $20K		$500K Raised		$2.5M Raised		Maximum Offering Amount Raised ($5M)	
	USD$	%	USD$	%	USD$	%	USD$	%
Offering Expenses								
Intermediary Fee	$ 800	4.0%	$ 20,000	4.0%	$ 75,000	3.0%	$ 200,000	4.0%
Intermediary Monthly Fees	$ 2,000	10.0%	$ 4,000	0.8%	$ 8,000	0.3%	$ 12,000	0.2%
Escrow Agent Fee	$ 1,000	5.0%	$ 1,000	0.2%	$ 1,000	0.0%	$ 1,000	0.0%
Net Proceeds	$ 16,200	81.0%	$ 475,000	95.0%	$ 2,416,000	96.6%	$ 4,787,000	95.7%
Use of Proceeds from Net Proceeds								
Employment/Salaries/Benefits	$ -	0.0%	$ 150,000	30.0%	$ 950,000	38.0%	$ 1,850,000	37.0%
General Administrative Costs	$ -	0.0%	$ 100,000	20.0%	$ 200,000	8.0%	$ 400,000	8.0%
Marketing and Sales	$ -	0.0%	$ 100,000	20.0%	$ 700,000	28.0%	$ 1,700,000	34.0%
Working Capital	$ 16,200	81.0%	$ 25,000	5.0%	$ 66,000	2.6%	$ 237,000	4.7%
Debt Repayment	$ -	0.0%	$ 100,000	20.0%	$ 500,000	20.0%	$ 600,000	12.0%
Total Proceeds	$ 20,000	100.0%	$ 500,000	100.0%	$ 2,500,000	100.0%	$ 5,000,000	100.0%

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and, except as described above, additional escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company does have discretion to alter the use of proceeds as set forth above.

The Company may change the intended use of proceeds if its officers believe it is in the best interests of the company. This disclosure is not intended to be binding on the Company.

<u>Intermediary Fees</u>: In addition to 4% commission on the amount sold in this Offering, we pay a $2,000 monthly service fee to the Intermediary. The table above assumes we close on the Target Offering Amount within 1 month, $500,000 within 2 months, $2,500,00 within 4 months and the Maximum Offering Amount within 6 months. We will pay more in fees the longer it takes us to close on the amounts outlined above. The most we would need to allocate towards this expense is $24,000.

<u>Escrow Fee</u>: One-time fee of $1,000 Escrow account setup will come out of the proceeds raised.

<u>Marketing and Sales</u>: These proceeds will be used to acquire clients and market products.

<u>Product Development</u>: These proceeds will be used to develop new products such as new features for webpage and mobile application, blockchain based payments infrastructure and other software development.

<u>Employment/Salaries/Benefits</u>: A portion of these proceeds will be used for paying salaries of our founders and core team members. We anticipate bringing in at least 5 new hires once we raise at least $500,000. Once the Company raises $2,500,000, it anticipates paying founders (including Mr. Akol) and the current management team (which include two of Mr. Akol's adult children) an annual salary of average $75,000 each. We also expect to incur additional related costs associated with employee benefits if we bring in full-time employees. Payment of salaries and other benefits to our founder and management team could be viewed to be irregular uses of proceeds. Salaries may also be paid or increased above these amounts from successful sales and other non-offering revenue.

<u>Debt Servicing</u>. We do not intend to use proceeds from the Offering to repay our debt to our founder until we raise at least $500,000. Then we plan to stagger our payments as outlined above. We will repay all of our outstanding founder debt if we raise the Maximum Offering Amount. The amounts set forth are inclusive of interest accrued under the line of credit, but actual amounts repaid could be more due to accrued interest. Repayment of such debt would be considered related party transactions and irregular uses of proceeds.

<u>Working Capital</u>: These proceeds will be used for the company's day-to-day operations.

Following the Offering, assuming we raise at least $500,000 we anticipate we will have enough liquidity to execute our business plan until 2025.

The Company does not expect to achieve profitability in the next 12 months, but assuming we raise at least $600,000 in the Offering or are able to secure such funds from other resources and are able to meet our business objectives, we anticipate becoming profitable by the beginning of 2025. However, we anticipate we will need to raise additional funds in the future to support our growth plans, even if we raise the entire $5 million in this Offering.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers and Directors of the Company

The officers, directors and key employees of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Position at Roboair	Principal Occupation & Employment For Past 3 years	Education
Dr. Evren Eryurek	Advisory Board Since 2022	Google – Director of Product Management (Streaming Analytics & Data Integration, Data Processing) August 2018 - Present (4 years 7 months)	University of Minnesota - Carlson School of Management Fundamentals of Marketing (2002 - 2002) Harvard Business School Leading Product Development · (2000 - 2000) University of Minnesota - Carlson School of Management Minnesota Management Institute (1998 - 1998) University of Tennessee-Knoxville MS & PhD, Engineering (1987 - 1994) Hacettepe Üniversitesi Bachelor of Science (BS), Physics (1980 - 1985)
William B. Benson	Advisory Board Since 2022	Bristol Myers Squibb - since 08/2004 Contract Compliance Officer, Enterprise Service Provider (04/2022 - Present) Chief of Staff, Application Development (08/2011 - 07/2020)	California Institute of Technology Master of Science: Electrical Engineering Capstone Project: Mars rover design project. Worked with Jet Propulsion Labs (JPL) instructor as part University of Virginia Bachelor of Science: Electrical Engineering
Orhan Goksal	Advisory Board Since 2022	Chairman Deniz Portföy CEO, Intelligent Papers LLC, Palo Alto, California.	Middle East Technical University, Ankara, Turkey BA degree in Management, Major in Management Information Systems
Ahmet Yalcin	Advisory Board Since 2022	Member of Draper Venture Network since December 2022 Limited Partner at Endeavor Venture Fund & Endeavor StartUp Selection Board Member since April 2007 Stanford Blockchain Club since 2018	Humboldt University of Berlin Doctoral Student, Cognitive Neuroscience Stanford University Graduate School of Business Executive Education, Advanced Negotiations Program Harvard Business School Executive Education, Building New Ventures · (2004 - 2004) INSEAD Executive Education, Management in Global Information and Telecommunications Industries Dortmund University of Applied Sciences (Computer Science) Dipl. Inform., Computer Science
Onur Akgul	Co-Founder	Flamfield LTD. London, UK - General Manager (2023 - Present) Deep 360, Zen Istanbul - Sales & Marketing Director (2017-2022)	Bilgi University International Finance Masters Istanbul University BA of Economics May 2004
Fatih Akol	Founder & Chairman since Inception	Chairman, Roboair	Drop-out of: Wentworth Institute of Technology Computer Engineering (1983 - 1986)

Biographical Information

Fatih Akol

All positions and offices held with the Company

Founder, CEO Sole Director and (Non-Executive) Chairman, Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Roboair, CEO and Founder, Director and (Non-Executive) Chairman, Inception-Present

Mr. Akol's broad range of responsibilities include establishing the Company vision and strategy, fundraising, recruiting/managing the Company's core talent, overseeing the development/management of the Company's products and its sales/marketing, as well as managing all aspects of the business to drive growth and success.

Education

Mr. AKOL is an experienced entrepreneur who has been responsible for formation of several successful companies. Prior to his first venture, he briefly attended to Boston Wentworth Institute of Technology for undergraduate studies.

Mr. AKOL's talent is in developing and leading acquisitions and new ventures. Within these ventures, he initially contributes his skills and experiences to the venture in assembling the management team, business modeling and business strategies. These skills include: capital formation, executive recruitment, banking, mergers and acquisitions, corporate strategy, organizational leadership, regulatory issues and cultural development.

To date, he has developed businesses in commodity trading, media, real estate, manufacturing, aviation, internet, financial leasing, telecommunications and logistics sectors.

Name

Evren Eryurek

All positions and offices held with the Company

Roboair, Advisory Board Member

Positions held over the past three years

Director of Product Management at Google Cloud Mountain View, California, United States

Summary

Has the leadership role at Google Cloud for one of the most exciting parts of the GCP portfolio: Streaming Analytics, Dataflow, Beam, Messaging (Pub/Sub & Confluent Kafka) as the Director of Product Management. Has been the executive sponsor of Data Governance & Data Management technology partners. Author of a recently published book titled "Data Governance: The Definitive Guide." Evren joined Google as the 1st external member to take the leadership role as a Technical Director within the CTO Office of Google Cloud Platform. Google Cloud established the CTO Office and is building a team of the world's foremost experts on cloud computing, analytics, AI and machine learning to work with global companies as trusted advisors and partners.
Prior to joining Google, he was the SVP & Software Chief Technology Officer for GE Healthcare, near $20 billion segment of GE. GE Healthcare is a global leader in delivering healthcare clinical, business, and operational solutions with its medical equipment, information technologies, life sciences and service technologies covering settings from physician offices to integrated delivery networks. Evren began his GE career at GE Transportation, where he served as General Manager of the Software and Solutions business. He led the development of GE's Movement Planner system, which helps railroads solve capacity issues by better managing the movement of trains. Before joining GE in 2005, he was with Emerson Process Management group for over 11 years, where he held several leadership positions as a member of PlantWeb Technology leadership team. Evren enjoys being an active Board member, Investor and Advisor of a number of global companies.

Education

A graduate of the University of Tennessee, Evren holds a master's and doctorate degree in Nuclear Engineering. He holds over 60 US patents, and lives in the San Francisco Bay Area with his wife and two children.

Name

Ahmet Yalcin

All positions and offices held with the Company

Roboair Advisory Board Member

Positions Held over the last three years

Draper Venture Network
Member of Draper Venture Network December 2022 - Present (3 months)
101010 Ventures is a Co-investment syndicate https://www.101010.vc/ Endeavor

Limited Partner at Endeavor Venture Fund & Endeavor StartUp Selection Board Member
April 2007 - Present (15 years 11 months)

Summary

Seasoned venture capitalist; Computer Scientist, PhD candidate for Computational & Cognitive
Neuroscience – Humboldt University (drop out)
Member of Draper Venture Network with 101010 ventures – a co-investment sydicate endeavor.
Member of Stanford Blockchain club.

Education

Humboldt University of Berlin Doctoral Student, Cognitive NeuroscienceStanford University
Graduate School of Business Executive Education, Advanced Negotiations Program · 2005
Harvard Business School Executive Education, Building New Ventures · (2004 - 2004)
INSEAD

Executive Education, Management in Global Information and Telecommunications Industries
Programme · (1995 - 1995)
Dortmund University of Applied Sciences (Computer Science)
Dipl. Inform., Computer Science · (1979 - 1984)

Name

William J. Benson

All positions and offices held with the Company
Roboair Advisory Board Member

Positions Held over the last three year

Bristol Myers Squibb
08/2004 - Present

Contract Compliance Officer, Enterprise Service Provider Princeton, NJ • 04/2022 - Present
Provided oversight and enforced compliance of $4B contract with global IT outsourced service
provider.

Mr. Benson is an experienced innovator responsible for creating many transformational software
solutions. His talent is the identification of opportunities and development of technical strategies
for complex business problems. In developing these solutions, he analyzes processes and applies

proven and emerging techniques in unique ways. Mr. Benson's primary skills are process re-engineering, talent acquisition, organizational leadership, and project execution. He has developed solutions in the telecommunications, pharmaceutical, transportation, and consumer industries. His experience includes web and mobile, testing, cloud, DevOps, finance, outsourcing, and contracting.

Education

California Institute of Technology, Pasadena CA
Master of Science: Electrical Engineering

Capstone Project: Mars rover design project. Worked with Jet Propulsion Labs (JPL) instructor as part of team designing the wheels for the NASA rovers that would become Spirit and Opportunity that landed on Mars in 2004.

University of Virginia, Charlottesville VA
Bachelor of Science: Electrical Engineering
Minor in Computer Science

Name

Orhan Goksal
All positions and offices held with the Company
Roboair Advisory Board Member

Positions Held over the past three years

Chairman, Deniz Portföy, Istanbul, Turkey
Advisory Board, Intertech Banking Software Company, Istanbul, Turkey CEO, Intelligent Papers LLC, Palo Alto, California.
Chairman, Ritmus Bilisim AŞ, Salesforce Distributor Istanbul, Turkey. Chairman, Ritmus LLC, Salesforce Consultancy Co, Palo Alto, California Advisory Board Member, Vibons Inc., Palo Alto, California

Summary

Orhan has over 30 years of leadership, experience and entrepreneurial skills. He has held various top level executive positions and served on numerous boards of various domestic and multinational companies.

Education

1980 – 1985 Middle East Technical University. Ankara, Turkey
BA degree in Management, Major in Management Information Systems

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

Unless otherwise disclosed, all percentages of ownership reported in this Form C before the Offering treat as outstanding 38,752,220 shares of Series A Voting Common Stock and 2,900,000 shares of Series A Voting Common Stock that are reserved for issuance under the Company's equity incentive plan.

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	38,752,220
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Shares issued pursuant to Regulation CF	Any additional shares issued will dilute the indirect ownership of Investors.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	93%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities convertible into shares of capital stock outstanding; however, the Company has reserved an additional 2,900,000 shares of Series A Voting Common Stock for issuance to employees, officers, directors and service providers under its 2023 Stock Incentive Plan (the "Plan"). The shares reserved for issuance under the Plan account for approximately 7% ownership interest in the Company before the Offering. The Stock Incentive Plan permits issuance of options and stock awards. No securities have been issued under the Plan. If awards are issued under the Plan or the number of shares reserved for issuance under the Plan is increased, it would dilute the Shares issued in this Offering.

Outstanding Debt

The Company has the following debt outstanding:

Type	Revolving Note and Line of Credit
Maximum Principal Amount	Up to $600,000
Principal Amount Outstanding as of June 30, 2023	$556,500
Original Issuance Date	February 2, 2023
Maturity Date	December 31, 2023 (subject to extension by mutual agreement)
Interest Rate	Interest accrues from the date of each Advance until such principal amount is paid in full at the rate of (i) four percent (4%) per annum or (ii) the applicable federal rate in place at the time of the Advance (if greater). Such interest shall be computed on the basis of a 360-day year of twelve 30-day month
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	May be prepaid
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Shares will rank junior this debt and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company
Percentage ownership of the Company by the holders of such security.	N/A

Credit Card

Type	Credit Card
Total Principal Amount as of June 30, 2023	$7,809
Interest Rate	31,99%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Shares will rank junior this debt and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company
Percentage ownership of the Company by the holders of such security.	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revolving Note	$600,000	Up to $600,000	Working Capital	February 2, 2023	Section 4(a)(2)

Valuation

The valuation of the Company will determine the amount by which the Investor's stake is diluted in the future. An early-stage company typically sells the Company's shares (or grants options over the Company's shares) to the Company's founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

The Company has set the pre-money valuation at $50,000,000, or $1.20 per share (the Investor Transaction Fee is not included in this analysis). The initial valuation and resulting purchase prices were not established in a competitive market. Valuations for companies at this stage are generally purely speculative. The Company has generated limited revenues so far. The Company's pre-money valuation has not been validated by any independent third party. Irrespective of the price you pay, the Company's actual valuation may decrease precipitously in the future. The issuance of additional shares of common stock, convertible securities or additional option grants in the future may dilute the value of your holdings. You should not invest if you disagree with any valuation or pricing terms we offer.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

A majority of the Company is owned by a few people and entities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number of Shares of Series A Voting Common Stock	Percentage Voting Control Prior to Offering	Percentage Ownership Prior to Offering*
Fatih Akol	21,000,000	54.2%	50.4%
Netsafe Teknolojik Yatirimlar Anomin Sirketi	7,992,000	20.6%	19.2%

Following the Offering, the Purchasers will own approximately 0.04% of the Company if the Target Offering Amount is raised and approximately 8.8% if the Maximum Offering Amount is raised. *Assuming all shares under the Plan have been issued and are outstanding. No options or shares are currently outstanding under the Plan.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements for the Company are attached hereto as Exhibit A.

Operations

Roboair, Inc. (the "Company") is a Delaware Corporation, formed on February 6, 2018.

The Company has a wholly-owned subsidiary in Germany, Roboair Deutchland GmbH, which it is in the process of selling.

Following the Offering, assuming we raise at least $500,000 we anticipate we will have enough liquidity to execute our business plan until 2025.

The Company does not expect to achieve profitability in the next 12 months, but assuming we raise at least $600,000 in the Offering or are able to secure such funds from other resources and are able to meet our business objectives, we anticipate becoming profitable by the beginning of 2025. However, we anticipate we will need to raise additional funds in the future to support our growth plans, even if we raise the entire $5 million in this Offering.

Revenue; Net Loss

For the period ending December 31, 2022, the Company had revenues of $4,224 compared to the year ended December 31, 2021, when the Company had revenue of $3,475. The Company had net losses of $177,211 for the fiscal year ended December 31, 2022 and net losses of $406,090 for the fiscal year ended December 31, 2021. This change was due primarily to cutting costs and reducing operational expenses.

Liabilities; Debt

The Company's total short term liabilities totaled $469,024 for the fiscal year ended December 31, 2022 and $31,451 for the fiscal year ended December 31, 2021. This change is primarily due to the increase in short-term debt is due to maturing loan from founder. The Company's total long term debt totaled $0 for the fiscal year ended December 31, 2022 and $259,000 for the fiscal year ended December 31, 2021. This change is primarily due to long term debt undertaken to continue product development and operations during the pandemic coming to maturity.

Cash and Cash Equivalents

As of June 30, 2023, 2023 the Company had an aggregate of $1895 in cash and cash equivalents, combined with the available borrowings from our founder line of credit leaving the Company with approximately 6 months of runway (through the end of December 2023).

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. See "Uses of Proceeds".

The Company has the following sources of capital in addition to the proceeds from the Offering: $600,000 line of credit with Mr. Akol, less than $40,000 remains available for advances.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The attached financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses in recent years and has accumulated a deficit of $3,133,545 as of December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is seeking to raise the Target Offering Amount ($20,000.40) and up to $4,999,903.14 through the offer and sale of by the Company of its shares of Series B Non-Voting Common Stock. The Offering will be conducted on a best efforts basis under Regulation CF as described in this Form C. The Issuer must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. The Issuer has the right to extend the Offering Deadline at its discretion.

Investment commitments may be accepted or rejected by the Issuer, in its sole and absolute discretion. The Issuer has the right to cancel or rescind the offer to sell the Securities at any time and for any reason. In order to purchase the Securities, you must complete the purchase process through Intermediary. You will be required to execute and deliver a subscription agreement with the Issuer.

The Company has set the purchase price of the Shares at $1.20 per share based off of a $50M pre-money valuation. No fractional shares will be issued in the Offering.

To reward investment, the Company will provide a 10% lifetime discount to bookings made through the Company. This lifetime discount is subject to the following conditions:

1. The discount can be used 3 times per month.
2. Investors can only use the discount on themselves.
3. No other discount or promo can be combined with this discount.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.**

To purchase Securities, Investors must enter into a Subscription Agreement. Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes & Reconfirmation

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Oversubscriptions

The Target Offering Amount is $20,000.40, but investments in excess of the Target Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.Roboair.com.

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission and Fees

The Intermediary for the Offering is DealMaker Securities LLC, a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 8-70756 and the Central Registration Depository (CRD) number is 315324.

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of 4% (four percent) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer must reimburse certain expenses related to the Offering. No Securities will be issued to the Intermediary as fees in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (4)	$500.40		
Investor Transaction Fee(3)	$17.51		
	$517.91	$20.72	$497.19
Target Offering Amount	$20,000.40	$800.02	$19,200.38
Maximum Offering Amount	$4,999,903.14	$238,996.13	$4,760,907.01

(1) This excludes accounting fees, legal expenses, payment processing fees, transfer agent fees, expenses of marketing the offering or escrow agent fees.

(2) In addition to the four percent (4%) of cash proceeds received in the Offering, including the Investor Transaction Fee, the Intermediary will receive a one-time $15,000 administrative and compliance fee, and a $2,000 monthly maintenance fee, not to exceed $24,000. This total does not include certain payment processing or transaction fees connected with the technology used. There is also a $2,500 payment to DealMaker Transfer Agent, LLC for its post-offering service fee.

(3) Each Investor will be required to pay an Investor Transaction Fee, of three and one-half percent (3.5%), up to a maximum fee of $350.80 per transaction in order to submit a subscription in this Offering. This fee will be used to offset certain payment processing or transaction fees connected with the use of the technology.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

The Securities

*The following descriptions summarize important terms of the Company's capital stock which consists of shares of Voting and Non-Voting Common Stock. The primary documents governing voting and rights of Investors holding the Securities are (1) the Restated Charter of the Company, attached hereto as **Exhibit D**, (2) the Bylaws of the Company, attached hereto as **Exhibit D**, and (3) the Subscription Agreement, attached hereto as **Exhibit C** (collectively, the "**Governing Documents**"). All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety with reference to the Governing Documents and the applicable provisions of Delaware law.*

On March 9, 2023, the Company filed the Restated Charter with the Delaware Secretary of State. Pursuant to this Restated Charter, the Company implemented a 1 to 4 forward stock split and redesignation of its outstanding shares of common stock. All disclosures in this Form C give effect to those transactions. The Company's authorized capital stock consists of 50,200,000 shares of common stock, par value $0.000025, of which 46,000,000 are Series A Voting Common Stock and 4,200,000 are Series B Non-Voting Common Stock. As of the date of this Form C, there were 38,752,220 shares of Series A Voting Common Stock outstanding, 2,900,000 shares of Series A Voting Common Stock reserved for issuance under the Plan and no shares of Series B Non-Voting Common Stock outstanding. For this offering, the Company is issuing shares of Series B Non-Voting Common Stock.

Series A Voting Common Stock and Series B Non-Voting Common Stock

Voting Rights

Series A Voting Common Stock. Each holder of our Series A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors.

The number of authorized shares of Series A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Series B Non-Voting Common Stock. Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held.

The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Distribution Rights

The holders of the Series A Voting Common Stock and Series B Non-Voting Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B Non-Voting Common Stock, treated as a single class.

Automatic Conversion of Series B Non-Voting Common Stock

The Series B Non-Voting Common Stock will automatically convert into (1) voting shares of common stock of the Company upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company.

Other Rights

Mr. Akol and our other co-Founder currently have a contractual right of first refusal to purchase shares held by stockholders who own Series A Voting Common Stock. The Company may exercise that right in the event the Founders do not.

Holders of our Series A Voting Common Stock and Series B Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to the Series A Voting Common Stock or the

Series B Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

Transferability of Securities

The Bylaws of the Company provide that any holder of Common Stock of the Company (including the Shares) must first give written notice of such transfer to the Company. The Shares are also subject to certain drag-along provisions set forth in the Subscription Agreement which limit a minority holder from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Subscription Agreement

In addition to the foregoing restrictions, the Subscription Agreement provides that prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Other Restrictions. Furthermore, the Subscription Agreement provides that upon the event of an IPO, the Securities (and any capital stock into which the Securities are converted) will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

In addition, your Subscription Agreement provides that, notwithstanding anything contained in the Certificate of Incorporation or Bylaws of the Company to the contrary, if the Board of Directors determines in good faith that issuance or delivery of shares of capital stock or other securities (the "**Future Securities**") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents or otherwise, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Your Subscription Agreement provides us the right to repurchase the Securities you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) (1) in the event you or certain of your related parties become subject to certain bad-actor "disqualification events" described in Rule 503 of Regulation Crowdfunding or (2) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act. We also have the right to convert your shares into interests in a crowdfunding SPV. Please review the Subscription Agreement you will sign in connection with this Offering and the Organizational Documents for more information.

Transfer Agent

The Company has selected DealMaker Transfer Agent, an SEC-registered securities transfer agent, to act as the Company's transfer agent for the Securities. They will be responsible for keeping track of who owns the Securities.

The Securities will be issued in book-entry, uncertificated form.

What it Means to be a Minority Holder

As an investor in shares of Series B Non-Voting Common Stock of the Company, you will not have any rights with respect to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. You will not be entitled to elect members of the Company's Board of Directors.

DILUTION

Investors should understand the potential for dilution. The Investor's indirect stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you indirectly own will go down, even though the value of the Company may go up. You will indirectly own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees receiving equity awards or exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 Million.

- In December the company is doing very well and sells $5 Million in shares to venture capitalists on a valuation (before the new investment) of $10 Million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 Million at a valuation of only $2 Million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Convertible Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. The Company currently has not issued any convertible debt, but it may do so in the future.

If you are making an investment expecting to indirectly own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES

FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUER, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUER TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has the following transactions with related persons:

Fatih Akol has provided the Company with a $600,000 line of credit to assist with startup expenses and initial operating costs. The line of credit matures on December 31, 2023 (subject to adjustment by mutual agreement). The Company may take advances under the line of credit, up to $600,000. Interest accrues from the date of each advance until such principal amount is paid in full at the rate of (i) four percent (4%) per annum or (ii) the applicable federal rate in place at the time of the Advance (if greater). The principal amount outstanding under the line of credit was $556,500 as of June 30, 2023. The Company intends to begin repaying on its debt once it has raised $500,000 in the Offering and anticipates paying off the line of credit in full if it raises $5,000,000. See "Use of Proceeds".

Once the Company raises $2,500,000, it anticipates paying founders (including Mr. Akol) and the current management team (which includes two of Mr. Akol's adult children) an annual salary of average $75,000 each. We also expect to incur additional related costs associated with employee benefits if we bring in full-time employees. Payment of salaries and other benefits to our founder and management team could be viewed to be irregular uses of proceeds. Salaries may also be paid or increased above these amounts from successful sales and other non-offering revenue. See "Use of Proceeds."

None.

Conflicts of Interest

To the best of our knowledge, except as described above, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Roboair, Inc. (Issuer)

DocuSigned by:
Fatih Akol
89B5CCD8F32343C...

By: /s/ Fatih Akol
Fatih Akol, President, Chief Executive Officer
(PEO & PFO) and Chairman

Date: August 17, 2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Fatih Akol
89B5CCD8F32343C...

/s/ Fatih Akol

____
Fatih Akol, President, Chief Executive Officer
(PEO & PFO) sole director

Date: August 17, 2023

EXHIBITS

Exhibit A: Consolidated Audited Financial Statements of the Company
Exhibit B: Roboair Opportunity Site (located at https://invest.Roboair.com)
Exhibit C: form of Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation of the Company (and Amended and Restated Bylaws of the Company
Exhibit E: Video Transcripts

EXHIBIT A TO FORM C

ROBOAIR, INC.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

(Expressed in United States Dollars)

ROBOAIR, INC.

Table of Contents
Consolidated Financial Statements Ended December 31, 2022 and 2021



Independent Auditor's Report

To the Board of Directors and
Stockholders of Roboair, Inc.

Opinion

We have audited the accompanying financial statements of Roboair, Inc., which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes of shareholders' deficit and cash flows for the years then ended, and the related notes to the financial statements (collectively the "financials statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roboair, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Roboair, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the has incurred net losses in recent years and has accumulated a deficit of $3,133,545 as of December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Roboair, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Roboair, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Roboair, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
July 21, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROBOAIR, INC.

CONSOLIDATED BALANCE SHEETS
Expressed in United States Dollars, except number of share

As at		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	20,197	$	12,662
Trade and other receivables (Note 4)		-		3,165
Prepaid expenses (Note 5)		387		-
		20,584		15,827
Non-current assets				
Deposit (Note 6)		20,000		23,395
Total assets	$	40,584	$	39,222
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (Note 7)	$	40,524	$	31,451
Shareholder loan (Note 9)		428,500		-
		469,024		31,451
Non-current liabilities				
Shareholder loan (Note 9)		-		259,000
		-		**259,000**
Total liabilities		469,024		290,451
Stockholders' deficit				
Common stock ($0.000025 par value, authorized shares 50,200,000: Series A Voting Common Stock - 46,000,000 shares authorized with 38,752,220 issued and outstanding as at December 31, 2022 and 2021; and Series B non-Voting Stock - 4,200,000 shares authorized with none outstanding as at December 31, 2022 and 2021) (Note 8)		969		969
Additional paid-in capital		2,704,136		2,704,136
Accumulated Deficit		(3,133,545)		(2,956,334)
Total stockholders' deficit		(428,440)		(251,229)
Total liabilities and stockholders' deficit	$	40,584	$	39,222

The accompanying notes are an integral part of these consolidated financial statements.

ROBOAIR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Expressed in United States Dollars, except number of share

For the:		Year ended December 31, 2022		Year ended December 31, 2021
Net Revenue	$	**4,224**	$	3,475
Costs and expenses				
General and administration		**62,871**		24,553
Salary and wages		**3,230**		64,786
Professional fees		**100,611**		286,908
Sales and marketing		**14,072**		32,641
Total administrative expenses		**180,784**		**408,888**
Other income				
Gain on forgiveness of payables		**-**		(1,000)
Loss from operations before income taxes		**(176,560)**		(404,413)
Income tax provision - current and deferred (Note 11)		**-**		-
Loss from continuing operations		**(176,560)**		(404,413)
Loss from discontinued operations (Note 10)		**(651)**		(1,677)
Total net loss	$	**(177,211)**	$	(406,090)

The accompanying notes are an integral part of these consolidated financial statements.

ROBOAIR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars

For the:	Year ended December 31, 2022	Year ended December 31, 2021
Operating activities		
Net loss from continuing operations for the period	**(176,560)**	(404,413)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:		
Gain on forgiveness of payable	-	(1,000)
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:		
Decrease in trade and other receivables	**3,090**	49,682
Increase in prepaid expenses	**(387)**	-
Increase in accounts payable and accrued liabilities	**12,236**	9,013
Net cash used in operating activities for continuing operations	**(161,621)**	(346,718)
Net cash used in operating activities for discontinued operations	**(344)**	(1,523)
Cash used in operating activities	**(161,965)**	(348,241)
Investing activities		
Cash provided by investing activities	**-**	-
Financing activities		
Proceeds from loan from shareholder (Note 9)	**169,500**	259,000
Cash from financing activities for continuing operations	**169,500**	259,000
Cash provided by financing activities	**169,500**	259,000
Increase (decrease) in cash and cash equivalents	**7,535**	(89,241)
Cash and cash equivalents, beginning of the year	**12,662**	101,903
Cash and cash equivalents, end of the year	**20,197**	12,662
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during period of interest	-	-
Cash paid during period of income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements

ROBOAIR, INC.

CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS' DEFICIT
Expressed in United States Dollars, except number of share

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total
	Series A Voting		Series B Non-Voting				
	Shares	Amount	Shares	Amount			
Balance December 31, 2020	38,752,220 $	969	- $	- $	2,704,136 $	(2,550,244) $	154,861
Net loss for the year	-	-	-	-	-	(406,090)	(406,090)
Balance December 31, 2021	38,752,220 $	969	- $	- $	2,704,136 $	(2,956,334) $	(251,229)
Net loss for the year	-	-	-	-	-	(177,211)	(177,211)
Balance December 31, 2022	38,752,220 $	969	- $	- $	2,704,136 $	(3,133,545) $	(428,440)

8

The accompanying notes are an integral part of these consolidated financial statements

ROBOAIR, INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

1. Nature of operations and Basis of Presentation

Description of the Company

Roboair Inc. and its subsidiary provide travel products and services such us air tickets and hotels to leisure and corporate travelers in the United States and abroad. We refer to Roboair, Inc. and its subsidiary collectively as "Roboair," the "Company," "us," "we" and "our" in these consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Preparing our consolidated financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies.

We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, the results of our future operations and cash flows.

2. Significant accounting policies

a) Consolidation

Our consolidated financial statements include the accounts of Roboair, Inc. and our wholly-owned subsidiary Roboair Deutchland gmbH in Germany.

We have eliminated significant intercompany transactions and accounts in our consolidated financial statements.

b) Revenue Recognition

We recognize revenue upon transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to a traveler less the amount paid to a supplier) is appropriate for all of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler.

We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

We offer traditional travel services on a stand-alone basis through the agency business model. Under the agency model, we pass reservations booked by the traveler to the relevant travel supplier and the travel supplier serves as the merchant of record for such bookings. We receive commissions or ticketing fees from the travel supplier and/or traveler. For certain agency airline, hotel and car transactions, we also receive fees through global distribution systems ("GDS") that provide the computer systems through which the travel supplier inventory is made available and through which reservations are booked.

ROBOAIR, INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

2. Significant accounting policies (continued)

We record revenue on air, car rental and hotel stay transactions when the traveler books the transaction, as we do not provide significant post booking services to the traveler and payments due to and from the service carriers are typically due at the time of ticketing. In certain transactions, the GDS collects commissions from our suppliers and passes these commissions to us, net of their fees. Therefore, we view payments through the GDS as commissions from suppliers and record these commissions in net revenue.

c) Cash, Restricted Cash, and Cash Equivalents

Our cash and cash equivalents include cash deposit at financial institutions and reserve funds at Electronic Merchant Systems("EMS"). The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. At December 31, 2022 and 2021, respectively, the Company did not have any cash in excess of the insured FDIC limit for the funds deposited at the financial institutions. The Company's reserve funds balance at EMS is $19,503 at December 31, 2022 (December 31, 2021 - $Nil) and the entire amount is subject to the credit risk.

d) Trade and Other Receivable

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for credit losses. We record accounts receivable at the invoiced amount. Our customer invoices are generally due 30 days from the time of invoicing. At each reporting period, the Company also accrues and record the receivables from the payment processors, if any, netted against the ticket purchases cost that is settled through the payment processor within 5 business days.

Due to the short settlement period and immaterial nature of the receivable balance, no expected losses were provided as of December 31, 2021.

e) Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders' equity, in which case the income tax is also recognized directly in equity or net loss, in which case the income tax is also recognized directly in equity or net loss.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

ROBOAIR, INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

2. Significant accounting policies (continued)

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

The Company's tax year ended December 31, 2022 remains open to assessment by the US federal and state tax authorities.

f) Foreign currency translations

Our consolidated financial statements are reported in U.S. dollars. Our subsidiary outside of the U.S. use the U.S dollars as their functional currency. Since the parent company funds their operations in U.S dollars and there are no material local operations, our subsidiary also engage in transactions in currencies other than its functional currency. Transactions denominated in currencies other than the functional currency are recorded based on foreign currency exchange rates at the time such transactions arise. Subsequent changes in foreign currency exchange rates result in transaction gains and losses which are reflected in our consolidated statements of operations as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. See note 10 for the gains (losses) recorded for the years ended December 31, 2022 and 2021.

g) Use of estimates and judgments

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash and cash equivalents reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

ROBOAIR, INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

2. Significant accounting policies (continued)

h) Recent accounting pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that there were none that would have a significant impact on the Company.

i) Going Concern

The Company has incurred net losses in recent years and has accumulated a deficit of $3,133,545 as of December 31, 2022. The Company has funded operations in the past through loans from its shareholders. The Company's continued operations are dependent upon generating sales and the continued financial support from officers and directors, obtaining funding from third-party sources or the issuance of additional shares of common stock.

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, its ability to identify future investment opportunities, to obtain the necessary debt or equity financing, generating profitable operations from the Company's future operations or the success of an initial public offering. These factors raise substantial doubt regarding the Company's ability to continue as a going concern for a period of twelve months from the date of the financial statements are issued. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Trade and other receivables

There are no outstanding receivables as at December 31, 2022.

During the year ended December 31, 2021, no expected credit losses were recorded for trade receivable (2021 - $Nil).

5. Prepaid expenses

As at December 31, 2022, prepaid expenses related entirely to cash sent to Billet Bank for the purchase of airline tickets for anticipated customer. (December 31, 2021 - $nil).

6. Deposits

In connection with the Company's operations to provide travel documents to customers, Roboair has entered into an agreement with Airline Reporting Corporation ("ARC") to facilitate the settlement of funds between Roboair and the airlines providing such travel documents to consumers.

As part of the arrangement, the Company was required to enter into a Pay Cash Security Deposit Agreement ("Deposit Agreement") with ARC to maintain an instrument of financial security for the benefit of ARC (the "Security Deposit"). The Security Deposit is held by ARC as security for any potential unpaid liabilities that may arise during the performance of the obligations in which the Company is deemed to be unable to pay.

As at December 31, 2022, the $20,000 balance in Deposits related entirely to funds sent to ARC in relation to the Deposit Agreement (December 31, 2021 - $23,395).

ROBOAIR, INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

7. Accounts payable and accrued liabilities

The breakdown of accounts payable and accrued liabilities are as follows:

	As at December 31, 2022	As at December 31, 2021
Accounts payable	$ 4,548	$ 6,801
Accrued expenses	32,878	23,581
Other payables	3,098	1,069
Total	$ 40,524	$ 31,451

8. Capital stocks

a) Authorized

The Company is authorized to issue 50,200,000 shares of common stocks. 46,000,000 shares are designated Series A Voting Common Stock, and 4,200,000 shares were designated Series B Non-Voting Common Stock.

b) Issued and outstanding

As at December 31, 2022 and 2021, there were 38,752,220 and 38,752,220 shares of Series A Voting Common Stock outstanding, respectively. There were no Series B Non-Voting Common Stock outstanding for both years.

9. Related party balances and transactions

Mr. Akol had being advancing cash to the business to cover its operations without terms in writing but based on a mutual understanding of the terms, for an aggregate amount of principal not exceeding $600,000. As of December 31, 2022, Mr. Akol has advanced an aggregate amount of $428,500 (December 31, 2021 - $259,000), and the accrued interest and interest expense incurred is $Nil for both years.

In respect to the advances provided by Mr Akol, the Company agreed to repay the principal amount by no later than December 31, 2023, which can be extended by mutual agreement of both Mr Akol and the Company. The Company and Mr. Akol formalized a Revolving Promissory Note and Loan Agreement ("Loan Agreement") in writing on February 2, 2023 based on the above terms. In addition, the principal amount bears interest at a rate of 4% per annum calculated and compounded daily, with interest accrual beginning starting February 2, 2023.

10. Discontinued Operations

Roboair Deutschland GmbH

During the year ended 2022, the Company is no longer pursuing further development in the German operations. As a result the Company began a process to assess potential opportunities to sell the German operations.

In accordance with ASC 205-20, Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of the disposal. The

ROBOAIR, INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

10. Discontinued Operations (continued)

fair value less costs to sell was less than the carrying value of the Disposal Group, resulting in the recognition of the resulting group at its fair value less costs to sell.

The Company expects to transfer the shares of the Company for a value of $Nil; therefore, no assets or liabilities were presented on the consolidated balance sheets, and impairment of the net asset held for sale amounted of $397 and $651 were recorded in 2022 and 2021, respectively. This impairment is included in the loss from discontinued operations.

A detailed disclosure of revenue, expenses, pre-tax profit and applicable income taxes of the current and comparative period are presented below:

For the:		Year ended December 31 2022		Year ended December 31 2021
Revenue	$	-	$	-
Costs and expenses				
Administrative expenses				
General and administration		300		232
Professional fees		2,342		1,248
Foreign exchange gain		41		106
Total administrative expenses		2,683		1,586
Other items				
Other (income) loss		(2,429)		91
Loss on impairment of Assets Held for Sale		397		-
Loss before income taxes		(651)		(1,677)
Income tax provision - current and deferred		-		-
Net loss	$	(651)	$	(1,677)

11. Income taxes

Provision for income taxes consists of U.S. federal and state income taxes in certain jurisdictions in which Roboair conducts business.

		2022		**2021**
Current	$	-	$	-
Deferred		-		-
Income tax provision	$	-	$	-

ROBOAIR, INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
(Expressed in United States dollars)

11. Income taxes (continued)

The income tax recovery differs from the amount that would have resulted from applying the statutory income tax rate to income before income tax expenses as follows:

		2022		**2021**
Loss before income taxes	$	(177,211)	$	(406,090)
Statutory income tax rate based on combined federal and state rates		27.98%		27.98%
Tax recovery at statutory rates		(49,584)		(113,624)
Tax depreciation for startup cost and R&D		79,211		77,413
Non-taxable PPP Income		-		(1,000)
Non-deductible expenses		-		1,623
Change in valuation allowance		(29,627)		35,588
Total	$	-	$	-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

		2022		**2021**
Net operating losses carried forward	$	1,064,570	$	808,149
Startup cost and and R&D		935,566		1,014,776
Valuation allowance		(2,000,136)		(1,822,925)
	$	-	$	-

As of December 31, 2022, the Company had federal net operating loss ("NOL") carryforwards of approximately $1,064,570 (December 31, 2021 – 808,149). The NOL balance can be carried forward indefinitely and applied against taxable income for the future years.

As of December 31, 2022, we had a valuation allowance of $2,000,136 related to certain tax attribute carryforwards for which it is more likely than not the tax benefits will not be realized. The valuation allowance increased by $177,211 from the amount recorded as of December 31, 2021 primarily due to the increase of net operating losses. The Company's utilization of any net operating loss carry forward may be unlikely as a result of its intended activities. The management believes it is more likely than not that these assets will not be realized in the future.

12. Subsequent events

On March 9, 2023, the Company effected a 1:4 forward stock split along with the increase in total authorized shares from 9,987,995 to 50,200,000. Among the 50,200,000 shares, 46,000,000 shares are designated Series A Voting Common Stock, and 4,200,000 shares were designated Series B Non-Voting Common Stock. The par value of each share decreased from $0.0001 to $0.000025 as a result of the stock split. The share count in the consolidated financial statements is presented on a post-split basis. The Company has amended and restated the Certificate of incorporation and filed with the state of Delaware on March 10, 2023, which included the adoption of a stock and option incentive plan (the "Plan") with a maximum aggregate number of 2,900,000 shares of Series A Voting Stock pursuant to the Plan.

EXHIBIT B to Form C

Exhibit B: Roboair Opportunity Site (located at https://invest.Roboair.com)

Roboair Inc. REASONS TO INVEST | PRODUCTS | TRAVEL INDUSTRY | FAQ | JOIN THE DISCUSSION | FORM C | INVEST NOW

$ 0

Price per share: $1.20 - Minimum Investment: $500
Maximum Offering Amount: $5M - Target Offering Amount $20k

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE
*Subject to conditions

Cars
Flights
Stays
Robo.Theworldwide Local

Invest in Roboair

Smart Travel Engineering

Robo App is offering the cheapest flights, stays and car rentals to its members; worldwide, in any route or place.

Roboair is a technology company developing a next generation traveler centric travel platform.

Become an Investor and get 10% off flights, stays & car rentals forever

Invest Now | OFFERING MEMORANDUM

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions



roboair
Watch the Video

DocuSign Envelope ID: DB1429D6-A00B-41D3-A43B-FB2469831089

Roboair Inc. REASONS TO INVEST | PRODUCTS | TRAVEL INDUSTRY | FAQ | JOIN THE DISCUSSION | FORM C | INVEST NOW

$ 0

Price per share: $1.20 - Minimum Investment: $500
Maximum Offering Amount: $5M - Target Offering Amount $20k

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE
*Subject to conditions

Reasons To Invest

01- Colossal Growth

The travel industry is nearing pre-pandemic levels with a projected value of $9.5TN in 2023, and is set to grow its contribution to global GDP to $15.5TN by 2033, displaying resilience and indicating a potent investment opportunity.

Source: WTTC

02- Competitive Advantage

Straightforward business model backed by proprietary technology and experience developed to eliminate inefficiencies in global travel distribution. Built from scratch utilizing next generation technologies.

03- Execution Power

Management and Advisory board bringing decades of experience in technology, supply chain management and consumer products at Fortune 50 companies such as Google, Intel, and Coca Cola.

04- Operational Backbone

Commercial and technological backbone built and integrated to service providers. Proprietary Traveler Distribution System is ready to scale providing the best option for travelers and travel sellers.

05- Web3 Pioneer

Building the first on-chain travel marketplace. Travelers will soon be able to enjoy the efficiency and security of the blockchain with a seamless solution that does not require them to off-ramp or trade crypto.

06- Empowering Sustainability

Our mission is centered around fostering a community of responsible travelers while participating in carbon-friendly initiatives, and sustainability partnerships with environmentally friendly projects.

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions

Video Gallery



Members



Cars



Stays



Flights

Roboair: The Future Of Travel Is Here

Super-App

- Transaction House!
  Ultimate Companion App
  Smart Travel Assistant
  On-Chain Travel Ecosystem

WE'RE HERE!

Expansion

- Web3 Pioneer!
  On-Chain Travel Marketplace
  Growing Users With Membership
  Expanding Network Of Suppliers

Launch

- In Operation!
  Proprietary Tech
  Built For Scalability
  Traveler Distribution System

Invest in a Growing Industry









The travel industry is expected to outpace global growth in the next decade. WTTC's ten year forecast is an average of 5.8% yearly growth, almost doubling expected 2.7% annual global GDP growth.

Source: WTTC

The industry wide share of online bookings is projected to reach 73% by 2028, fueling even more explosive growth in the online portion of the travel and tourism industry.

Source: Statista

The flagship of travel and tourism, the Airline Industry has historically been extremely resilient to market events and economic downturns proving its strength throughout the decades.

Source: IATA

The travel and tourism industry is experiencing a speedy recovery post-covid with airlines on track to surpass pre pandemic numbers soon.

Source: IATA

     

Fatih AKOL
Roboair
Founder & Chairman

William Benson
Roboair
Advisory Board Member
Bristol Myers Squibb
Contract Compliance Officer

Evren ERYUREK
Roboair
Advisory Board Member
Google
CTO Office Director

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE
*Subject to conditions

The Trillion-Dollar Travel Industry Is Reliant on Old Tech



GDS/Consolidators

For decades, the Global Distribution System (GDS) has served as a central distribution channel for travel providers. However, beneath its long-standing presence lies a system that often falls short in delivering a traveler-centric experience.

Inefficient Outdated Tech:
- High transaction fees due to inefficient distribution systems. Rigid infrastructure that is not AI friendly. Restricted access to real time inventory.

Non-Business-Friendly:
- Archaic interface that is complex and not user friendly. Cumbersome experience for travel agents that must learn specialized commands.

Multiple Intermediaries:
- Dependency on travel agents and aggregators affects the affordability and transparency of travel bookings.

Non-Traveler-Centric:
- Limitations and frustrations for the needs and preferences of modern-day travelers. Individuals cannot find the most suitable option due to imposed restrictions.

Limited Avenues for Handling Exceptions:
- Designed to work with standard travel products with no personalization for travelers. Slow improvements cannot keep pace with evolving tech.

Direct Distribution

The only work-around to GDS for travel suppliers is distribution through individual supplier websites.

Fragmented User Experience:
- Travelers are inconvenienced with different interfaces, websites, and booking processes when navigating multiple platforms.

Limited Inventory:
- Individual supplier websites rarely have the ability to bundle flights, stays or car-rentals. Travelers are restricted to very limited options at non-competitive prices.

Pricing Variability:
- Supplier websites lack standardized pricing. This results in unexpected additional fees making it difficult to compare options for travelers.

Inconsistent Support:
- Significant variance in level of customer support from different providers. Unforeseen circumstances can result in a bad user experience.

Limited Benefits:
- Generally, loyalty programs or membership benefits are limited to the supplier of choice. No umbrella loyalty program with interchangeable membership benefits.

Online Travel is Ripe for a Disruptive Solution that Addresses Inefficiencies

GDS/Consolidators


Logo
Indirect Distribution GDS/Consolidator
Direct Distribution Supplier Websites
Traditional Travel Agent
Online Travel Agent
TRAVELER

TDS


GDS
Entrepreneurs
Tour Operator
Consolidator
Airlines
Traveler
Car
Travel Agency
Hotels

Roboair's Traveler Distribution System (TDS): Revolutionizing the Travel Industry by Eliminating Intermediaries and Reducing Costs


GDS
Entrepreneurs
Tour Operator
Consolidator
Airlines
Traveler
Car
Travel Agency
Hotels

Benefits For Suppliers

Direct Relationships:

- Suppliers can build direct relationships with travelers, improving communication and allowing for personalized service offerings

Reduced Transaction Fees:

- Upcoming blockchain integration will drastically reduce transaction costs and enhance security.

Lower Distribution Costs:

- Reducing intermediaries significantly reduces the cost of distribution and allows travel suppliers direct access to travelers.

Benefits For Travelers

Traveler-Centric:

- TDS prioritizes the traveler with a seamless booking experience that ensures the best price and customer service.

Competitive Pricing:

- Bypassing traditional intermediaries will allow travelers to access more competitive pricing directly from suppliers.

Personalized Experiences:

- Facilitating connectivity between travel suppliers and travelers will empower better customization of product offerings to cater to individuals.

Transforming Travel Distribution

Streamlined Connectivity:

- Establishing a direct bridge between travelers and suppliers benefits everyone involved, generating efficiencies and improved service offerings.

Security, Efficiency & Scalability:

- TDS enhances security and efficiency with scalable technology that significantly lowers operational costs.

Innovation and Access:

- Upcoming blockchain integration unlocks access to DeFi markets, pioneering a new era of financial interaction within the travel industry.







Ahmet YALCIN

Roboair

Advisory Board Member

Draper Venture Network

Member of Draper Venture Network

Orhan GOKSAL

Roboair

Advisory Board Member

Emirates NBD DenizPortfoy

Chairman & Intertech Advisor

Berk AKOL

Roboair

Consultant on web3

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions.

Roboair is Making Travel Sustainable with Active Advocacy and Environmentally Friendly Practices

Our Environmental Mission: Cultivating Access to Responsible Travel Options and Fostering a Sustainable Travel Ecosystem for a Green Future



Carbonfund.org

Roboair is a proud partner of CarbonFund & is a carbon-neutral company.



Making a sustainable future possible through eco-friendly partnerships.



Roboair is built on Google Cloud, a green web hosting service that produces net zero carbon emissions.



Dilara AKOL

Roboair

Consultant on Sustainability

Empowering Travelers For a Sustainable Future



Inform

Display sustainability facts about green travel options, highlighting those that are better for the environment.



Filter

Travelers can soon filter to find the most sustainable travel options using our in-app carbon footprint calculator, neutralizing their effect on the environment.



Offset

Travelers will be able to calculate the environmental effect of their trip with our in-app calculator and neutralize their carbon footprint at checkout.



Awareness

Partner with influencers and industry leaders to raise awareness, share tips on sustainable travel and foster a mindful community.

Roboair Will Match 50% Of Carbon Offsets

Travelers will be able to calculate and offset their carbon footprint via our in-app calculator & donate the necessary amount to CarbonFund to offset their Carbon Footprint all In-App!

Roboair is committing to matching 50% of travelers offsets as cash-back to their Robowallet to incentivize travelers for a green future. CarbonFund invests these offsets in high quality environmental projects and initiatives.

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions

Products













Cars
Flights
Stays

Flights

NYC → SFO
21 OCT

Stays

New York
07 SEP
09 SEP

Car Rental

New York
07 SEP
09 SEP

Flights
Hotels
Car rentals
All in One
Robo.The Worldwide Local

Download robo

+500 Airlines

Connect to leading, low-cost and regional airlines to ensure global coverage

The Cheapest Air Tickets

Access our direct integrations and a multitude of sources to get the best price

Expanding Direct Integrations

Norwegian, Pegasus and British Airways are on our growing list of direct integrations

+200.000 Stays

Variety of options from lavish to affordable with a seamless booking experience

Seamlessly Experience Stays

Enjoy enhanced customer service and a traveler-centric user interface while Robo gets you the best deal

Double Dip Loyalty Program

Get membership benefits from Roboair in addition to the loyalty program of your stay

+30.000 Car Rental Points

Car-rental network with points all around the globe for comprehensive coverage

Compare Multiple Providers

Travelers can utilize our vast network to find the best value in every trip

Local & Regional Partners

Travelers can access curated deals and bundles via a system that benefits suppliers too

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions

Unique Membership Program with Cash-Back Benefits

Seamlessly Earn and Mix Membership Benefits Across Flights, Cars, and Stays with Roboair's Umbrella Loyalty Program

Robo.The WorldWide Local.


Cars
Flights
Stays
Robo.Theworldwide Local


My Account
John Doe
$1000
Personal info
Robo Friends
My Bookings
Saved Credit Cards
Robo Wallet
Robo.The Worldwide Local


Total Balance
$1000
Quick send
Add New
Account Balance


Price detail
$180
$80
$260
Pay $260
OR
Pay $200

Cash-Back Benefit

5% on all flights

10% on all car rentals

20% on all stays

Use cash-back on any flight, stay or car-rental to get the best deals

Double the Points/Miles Double the Benefits

Get miles from your airline, stay or travel provider of choice and get cash-back from Roboair

Enjoy Benefits Across Services

Members can use cash-back earned from bookings across all Roboair services

Ex: use cash-back earned from flights on your next hotel booking

Referral Codes

Special codes for influencers, unique codes for each user, to invite users and earn

RoboFriends

Utilize the app to share your trip, connect to other travelers

Robo.The WorldWide Local

Community of travel enthusiasts from all around the world

Future Access to Deals on Robomarket

Members only deals and specialized products

Robomarket: Marketplace for All Things Travel


robomarket
Free ski vacation
90% Discounted Flight Ticket

To be launched! Travelers will have access to discounted travel bundles to unique destinations, weekly campaigns, and much more on Robomarket, with an option to pay in crypto.

+3k Returning Visitors, positive feedback to weekly campaigns Beta Trial for Robomarket was a success.

Weekly Contests
Members can access curated travel deals, discount codes and much more every week.

Double Dip Loyalty
Enjoy miles/points from the airline, stay or provider of choice in addition to Robomarket benefits.

Web3 Travel Marketplace
Partnerships with Web3 ecosystems, co-branding opportunities and much more, soon to come.

Traveler-Centric
Direct linkage to travel partners allows for a more personalized, traveler-centric marketplace.

Building Community:
Robo.The WorldWide Local



Upcoming Ambassador Program

Identify and recruit travel influencers from around the world

Blockchain Ambassadors

Reach devoted target audiences by offering limited discounts on specific cryptocurrencies

Active Discord, Telegram and Social Media channels with recruited moderators that use our platform

Active on CT - Crypto Twitter - to reach vast tech savvy group of people

Curate content for our target audience and support outreach with campaigns

Fostering Community



Channels on slack & telegram for community members to ask & share recommendations and tips for travelers

Showcase sustainable travel opportunities

Spotlight members and share user generated content on social channels & newsletters

Traveler Partnership Program



To be launched!
Unique opportunity for travelers to earn

Investor Perks



Get 10% off flights, stays and cars booked on Roboair for life.

INVEST NOW

INVESTORS GET 10% OFF ALL BOOKINGS FOR LIFE

*Subject to conditions

TEAM



Fatih AKOL
Roboair
Founder & Chairman



Orhan GOKSAL
Roboair
Advisory Board Member
Emirates NBD DenizPortfoy
Chairman & Intertech Advison



Evren ERYUREK
Roboair
Advisory Board Member
Google
CTO Office Director



Ahmet YALCIN
Roboair
Advisory Board Member
Draper Venture Network
Member of Draper Venture Network



William Benson
Roboair
Advisory Board Member
Bristol Myers Squibb
Contract Compliance Officer

Fatih is an experienced entrepreneur who has been responsible for the formation of several successful companies in varying industries. The last decade of his career he has been intensively focusing on the growing telecommunication, aviation and technology industries.

Fatih has led countless acquisitions through his capital formation skills, executive recruitments and corporate strategy. Further, he specializes in developing new ventures by assembling venture's management team, building business model and developing business strategies. To date, he has developed businesses in commodity trading, media, real estate, manufacturing, aviation, internet, financial leasing, telecommunications and logistics sectors.

Fatih's specialties are; merger and acquisition, negotiation, lobbying, management, logistics, financing, computing, aviation, media and startups.

Orhan has over 30 years of leadership, experience and entrepreneurial skills. He has held various top level executive positions and served on numerous boards of various domestic and multinational companies.

A serial entrepreneur in tech startups, Orhan has extensive experience in corporate management at a principal and executive level. Orhan has a long history of building infrastructure and developing systems and has worked in a various industries including finance, telecommunications, technology industries, digital banking, internet and gaming.

Orhan has served as an advisory board member for various companies in various industries. Some of these are, Ritmus LLC SalesForce Consultancy, Denizbank Sber Bank Mext Generation Digital Banking, TurkCell - the leading GSM service provider in Turkey with 65% market share, Dogan İletişim- one of the leading Internet service & content providers in Turkey, Finansbank, Vestelone of the world's largest durable goods manufacturers. He is also a member of the Turkish Science Centers Foundation.

Evren Eryurek, PhD is the leader of Data Analytics and Data Management portfolio of Google Cloud covering Data Movement, ETL, Data Processing Streaming Analytics, Dataflow, Beam, Messaging (Pub/Sub & Confluent Kafka), as the Director of Product Management. He joined Google Cloud as the Technical Director in the CTO Office of Google Cloud as the 1st external member to take leadership role as a Technical Director within the CTO Office of Google Cloud.

Prior to joining Google, he was the SVP & Software Chief Technology Officer for GE Healthcare. He was delivering healthcare clinical, business, and operational solutions with medical equipment, information technologies, life sciences and service technologies. His specialties are in software-based growth and data technologies.

A graduate of the University of Tennessee, Evren holds a master's and doctorate in Nuclear Engineering. Evren holds over 60 US patents and is author of the book titled "Data Governance: The Definitive Guide."

Ahmet Yalcin is a Computer Scientist and PhD candidate who currently currently is a member of Draper Venture Network with 101010 Ventures - an early-stage venture syndication. Draper Venture is a leader in early-stage venture capital with a $4.5B portfolio.

For the first half of his career for about two decades, Ahmet advised several Fortune 2500 multinational companies in various strategic technology related projects in over 25 countries, globally. In the second term of his professional life, since 2007, he has been working with or investing in tech-startups, in Europe and the U.S. Ahmet specializes in Web3 & Blockchain (Decentralized Distributed Computing), Tokenization, Mergers & Accusations and Deep Tech, Venture Capital, Telecommunications and Solar Energy.

Ahmet participates in various initiatives that speak to his interests and curiosities; Stanford Blockchain Club, Wu Tsai Neurosciences Institute, Human-centered Artificial Intelligence (Stanford HAI Institute) and Berlin Bosphorus Initiative

William is the contract compliance officer overseeing an enterprise service provider at Bristol Myers Squibb. He provides optimizations and enforces compliance of technical delivery for a multi-billion dollar contract with a global IT outsourced service provider for the multinational pharmaceutical company.

William is a chief technical architect and visionary for Fortune 50 companies in the pharmaceutical and telecommunications industries. Known for relentlessly driving innovation in software solutions and efficiency in business processes. Documented strengths in building robust relationships with diverse ranges of stakeholders in dynamic, fast-paced settings. Specializing in building, leading, and mentoring high-performing global matrix-managed teams across multiple outsourced service providers.

A master graduate from California Institute of Technology, William had the unique opportunity to be a part of the Mars rover design project. He worked with Jet Propulsion Labs (JPL) as part of a team designing wheel concepts for the NASA rovers that would become Spirit and Opportunity that landed on Mars in 2004.

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6. What do I need to know about early-stage investing? Are these investments risky?
7. When will I get my investment back?
8. Can I sell my shares?
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14. What are the conditions for the "Investors Get 10% Off All Bookings For Life" Investor perk?



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DISQUS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Securities offered through DealMaker Securities LLC.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck . DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters."

The "Investors Get 10% Off All Bookings For Life" Investor perk is subject to the following conditions:

The discount can be used 3 times per month. | Investors can only use the discount on themselves. | No other discount or promo can be combined with this discount.

EXHIBIT C TO FORM C

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT ON FORM C OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:

> Roboair, Inc.
>
> 530 Lytton Ave 2nd floor
>
> Palo Alto, CA 94301

Ladies and Gentlemen:

1) <u>Subscription</u>.

   a) The undersigned ("***Subscriber***") hereby subscribes for and agrees to purchase such number of shares of Series B Non-Voting Common Stock, par value $0.000025 per share (the "**Securities**" or "**Series B Non-Voting Common Stock**" or "**Shares**"), of Roboair, Inc., a Delaware corporation (the "**Company**"), set forth on the signature page at a per share price of $1.20 and for a total purchase price set forth on the signature page, upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Amended and Restated Certificate of Incorporation of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Capitalized terms not otherwise defined have the meaning set forth in the Offering Statement on Form C of the Company filed with the SEC (the "**Offering Statement**").

b) The undersigned recognizes that there is a three and one half percent (3.5%), up to a maximum amount of $350.08, Investor Transaction Fee that is added to the total cash needed to make the investment for the Securities.

c) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement and any other information required by the Subscriber to make an investment decision.

d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

e) Subscriber acknowledges that it may cancel its subscription up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. Once within 48 hours of the Offering Deadline Subscriber will not be able to cancel for any reason, even if they make a subscription during this period.

f) The aggregate value of Securities sold shall not exceed $4,999,903.14 (the "**Oversubscription Offering**"). The Company may accept subscriptions until the Offering Deadline identified in the Offering Statement filed with the Commission (as amended from time to time) (the "**Termination Date**"). Providing that subscriptions for $20,000.40 worth of Securities (excluding the value of any Securities issued to the Intermediary) are received (the "**Target Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

g) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2) <u>Perk for Investing</u>. After the Closing, Subscriber will be provided a 10% lifetime discount to bookings made through the Company. This lifetime discount is subject to the following conditions: 1. The discount can be used 3 times per month. 2. Subscriber's can only use the discount on themselves. 3. No other discount or promo can be combined with this discount.

3) <u>Purchase Procedure</u>.

   a) <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

   b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by the escrow agent appointed by the securities intermediary in this offering (the "***Escrow Agent***") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4) <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

   a) <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) <u>Financial statements.</u> Complete copies of the Company's consolidated audited financial statements consisting of balance sheets, statements of operations, statements of changes in stockholders' deficit and statements of cash flows as December 31, 2022 and 2021 (the "***Financial Statements***") have been made available to the Subscriber and appear as an exhibit to the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared. The certified public accountant who has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5) <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   i) To the Company;

ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii) As part of an offering registered under the Securities Act with the SEC; or

iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e) <u>Investment Limits</u>. Subscriber represents that either:

i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

f) <u>Repurchase Rights</u>.

i) Subscriber hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation Crowdfunding promulgated under the Securities Act (a "***Disqualification Event***") is applicable to Subscriber or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Subscriber's securities for purposes of Rule 503 of Regulation Crowdfunding. Subscriber agrees that, if Subscriber owns twenty percent (20%) or more of the Company's outstanding shares of capital stock or otherwise becomes subject to Rule 503 of Regulation Crowdfunding with respect to the Company at any time, Subscriber will complete, and cause any of its directors, officers, managers, partners or owners who is a beneficial owner of twenty percent (20%) or more of Subscriber's outstanding shares of capital stock to complete, a "***Disqualification Event Questionnaire***" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Subscriber under this Subscription Agreement. Subscriber will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Subscriber completes a Disqualification Event Questionnaire. If Subscriber becomes subject to a Disqualification Event at any date after the date that Subscriber completes a Disqualification Event Questionnaire, Subscriber agrees and covenants to use Subscriber's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the then effective Repurchase Price, as defined below) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation Crowdfunding promulgated under the Securities Act.

ii) In addition to the rights to repurchase shares in the event Subscriber becomes subject to a Disqualification Event, in the event that the Company determines that it is likely, due to meeting certain asset tests set forth in Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that within twelve (12) months the securities of the Company will be held of record by a number of persons that would require the Company or any predecessor thereto (each a "**CF Issuer**") to register a class of its equity securities under the Exchange Act as required by Section 12(g) or 15(d) thereof, the CF Issuer shall have the option to repurchase any or all of the Securities from each Subscriber to the extent necessary to avoid the requirement to register a class of such CF Issuer's securities under the Exchange Act. Such repurchase shall be made at a per share purchase price equal to the fair market value (determined in good faith by the Board of Directors) of Securities as of the repurchase date (the "**Repurchase Price**").

g) <u>Subscriber information; Personal Data.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the Transferee of such Securities to agree to provide such information to the Company as a condition of such transfer. Subscriber agrees to provide the Company all personal data or information (including copies of Subscriber's passport or driver license or, if available, Subscriber's FinCEN identifier, in the event such Subscriber's beneficial ownership must be disclosed pursuant to the Corporate Transparency Act of 2019 (or any other applicable law).**

h) <u>Company Information</u>. Subscriber has read the Offering Materials. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

i) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

j) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

k) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6) <u>Indemnity.</u> The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its officers, directors and affiliates, and each other person, if any, who controls the Company, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7) <u>Transfer Restrictions.</u>

a) <u>"Market Stand-Off" Agreement.</u> The Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Subscriber only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF ROBOAIR, INC. ("ROBOAIR"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN ROBOAIR AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT ROBOAIR'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Company's Series B Non-Voting Common Stock or any securities which may be converted into the Company's Series B Non-Voting Common Stock unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties and the undertakings set out in this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Company's securities to the Company's competitors, as determined in good faith by the Company.

c) <u>Automatic Conversion of Underlying Shares</u>. Subscriber understands, further, that pursuant to the terms of the Restated Charter the Series B Non-Voting Common Stock will automatically convert into voting shares of common stock of the Company (on a 1:1 basis) upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. In the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

d) Drag Along Rights. In the event that (i) the Board and (ii) the holders of a majority of the then outstanding shares of capital stock of the Company entitled to vote thereon (the "**Qualified Majority**") elect to effect, in one transaction or a series of related transactions, a sale of the Company to an independent third party or group of independent third parties (whether structured as a merger, consolidation sale or transfer of interests or shares or sale of assets) pursuant to which such party or parties acquire (i) a majority of the outstanding shares of voting capital stock of the Company, as applicable, or (ii) all or substantially all of the Company's assets (an "**Approved Sale**"), the Company shall have the right (the "**Drag-Along Right**"), but not the obligation, to require Subscriber to transfer all of the Securities (and all rights or interests therein) to the purchaser in such Approved Sale of the Company on the same terms and conditions as the Qualified Majority. If the Drag-Along Right is exercised by the Company, Subscriber shall take such actions as may be reasonably requested by the Company to consummate the Approved Sale, including but not limited to waiving any dissenter's appraisal and other similar rights in connection with the Approved Sale and making any representations, covenants, and indemnitees to the purchaser as are made by the Qualified Majority.

e) <u>Additional Legends</u>. Subscriber understands that in addition to the transfer restrictions applicable under Section 227.501 of Regulation Crowdfunding, any sale, transfer, pledge or other disposition of any of the Securities by Subscriber (i) will require the prior written consent of the Company and compliance with all other transfer restrictions applicable to the Securities (including without limitation the drag-along provisions set forth above and such transfer restrictions, rights of first refusal benefiting the Company set forth in the Company's Organizational Documents), and (ii) will be further restricted by a legend placed on any certificate(s) or other instrument representing the Securities containing substantially the following language:

i) "THESE SECURITIES HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER THESE SECURITIES NOR ANY SECURITIES ISSUABLE UPON CONVERSION HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM."

ii) "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN DRAG-ALONG PROVISIONS, AS PROVIDED IN AN AGREEMENT BETWEEN THE HOLDER AND THE CORPORATION."

iii) "THESE SECURITIES ARE SUBJECT TO AUTOMATIC CONVERSION, AS PROVIDED IN THE CERTIFICATE OF INCORPORATION OF THE COMPANY."

iv) "THESE SECURITIES ARE SUBJECT TO REPURCHASE BY THE COMPANY, AS PROVIDED IN A SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN THE HOLDER AND THE COMPANY."

as well as any additional legends deemed reasonably necessary by the Company for purposes of compliance by the Company with claimed exemptions under the Securities Act or applicable State Laws or foreign laws, including, but not limited to, restricting transfers of Securities to residents of a particular state for a defined period.

8) <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. SUBSCRIBER AND THE COMPANY EACH ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE

AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9) Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> RoboAir, Inc.
>
> 530 Lytton Ave 2nd floor
>
> Palo Alto, CA 94301
>
> invest@roboair.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10) Electronic Delivery. Subscriber hereby consents to the delivery of any and all notices by electronic transmission for all purposes and to the fullest extent permitted by law. Subscriber acknowledges and agrees that any approval or consent of a security holder required hereunder, any agreement in effect with respect to the Securities, or the Restated Charter or Bylaws may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. If by electronic mail, such notices shall be sent to the electronic mail address set forth below the Subscriber's name on the signature page or to such other electronic mail address as shall be designated by the Subscriber in a written notice sent to the Company at the address set forth above.

11) <u>Miscellaneous.</u>

a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b) This Subscription Agreement is not transferable or assignable by Subscriber.

c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i) The terms and provisions of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

l) If any recapitalization or other transaction affecting the ownership interests of the Company or the stock of the Company (including any Approved Sale) is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. If the Board of Directors of the Company determines in good faith that issuance or deliveryof capital stock other securities (the "**Future Securities**") to the Subscriber in connection with any recapitalization or change in control of the Company would violate applicable law, rule or regulation (including without limitation applicable State Law or the Securities Act), then the Subscriber's right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and Subscriber may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Roboair Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Non-Voting Common Stock of Roboair Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

        Dated as of

                Roboair Inc.

          By:

                Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

         (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Roboair Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐ (d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐ (q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐ (v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Non-Voting Common Stock	Issuer: Roboair Inc. (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and Last Name (please print):
Signature:
Date:

Section 5 – TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
First and Last Name of Salesperson (please print):

Telephone:	Email:

Name of Firm (if registered):

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Roboair Inc.** Address: 530 Lytton Ave 2nd floor, Palo Alto, CA 94301 Contact: Investor Relations Email: invest@roboair.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Roboair Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>**For the Subscriber and Joint Holder (if applicable)**</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>**For a Corporation or entity other than a Trust**</u> **(Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**For a Trust**</u> **(Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

EXHIBIT D TO FORM C

AMENDED AND RESTATED BYLAWS

OF

ROBOAIR INC.

(A DELAWARE CORPORATION)

EFFECTIVE AS OF FEBURARY 17, 2023

ARTICLE I

OFFICES

Section 1. **Registered Office**. The registered office of the corporation in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. **Other Offices**. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. **Corporate Seal**. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. **Annual Meeting**.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "*SEC*") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. **Special Meetings**.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "*CGCL*"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. **Notice of Meetings**. Except as otherwise provided by law, notice, given in accordance with Section 232 the DGCL, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder's attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. **Quorum**. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are (a) announced at the meeting at which the adjournment is taken, (b) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting of stockholders. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11.   **Joint Owners of Stock.** If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, such person's act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12.   **List of Stockholders.** The Secretary will prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13.   **Action Without Meeting.**

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   A consent must be set forth in writing or in an electronic transmission. No consent will be effective to take the corporate action referred to therein unless consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL within 60 days of the first date on which a consent is so delivered to the corporation. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228 of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the

DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. **Organization**.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in the Secretary's absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. **Number and Term of Office**. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. **Powers**. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. **Term of Directors**.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until such director's successor is duly elected and qualified or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. **Vacancies**.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

Section 19. **Resignation**. Any director may resign at any time by delivering such director's notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until such director's successor has been duly elected and qualified.

Section 20. **Removal**.

(a) Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. **Meetings**

(a) **Regular Meetings**. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of

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Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24.   Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25.   Committees.

(a)   Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b)   Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c)   Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of such member's death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d)   Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26.   Duties of Chair of the Board of Directors. The Chair of the Board of Directors (or "Chairman of the Board"), when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27.   Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in the Secretary's absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28.   Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29.   Tenure and Duties of Officers.

(a)   General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

       (b)   **Duties of Chief Executive Officer**. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

       (c)   **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

       (d)   **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

       (e)   **Duties of Secretary**. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

       (f)   **Duties of Chief Financial Officer**. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to such office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30.   Delegation of Authority.   The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31.   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32.   Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33.   Execution of Corporate Instruments.   The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34.   Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35.   Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 36.   Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37.   Restrictions on Transfer.

(a)   The corporation will have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the sale, transfer, assignment, pledge, or other disposal of or encumbering of any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "*Transfer*") of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

(b)   Transfers of record of shares of stock of the corporation will be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(c)   At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d)   If the stockholder desires to sell or otherwise Transfer any of the stockholder's shares of stock, then the stockholder will first give written notice thereof to the corporation. The notice will name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

Section 38.   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. **Registered Stockholders**. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 40. **Execution of Other Securities**. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or

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other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 41.   Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42.   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43.   Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44.   Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a)   **Directors and Executive Officers**. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) **Other Officers, Employees and Other Agents**. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) **Expenses**. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in such director's or officer's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing

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evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that such person's conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) **Non-Exclusivity of Rights**. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights**. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) **Amendments**. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause**. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3)   The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(4)   References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5)   References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 45.   Notices.

(a)   **Notice to Stockholders**. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b)   **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Methods of Notice.** It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) **Notice to Stockholders Sharing an Address.** Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 46. **Amendments.** The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 47. **Loans to Officers.** Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 48. **Annual Report**.

(a) Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are 100 or more stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 49. **Forum**. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

ROBOAIR INC.
CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of **ROBOAIR INC.**, a Delaware corporation (the "***Company***");
and

Attached hereto is a complete and accurate copy of the Bylaws of the Company as duly adopted by the Board of Directors by Unanimous Written Consent dated March 7, 2023 and said Bylaws are presently in effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name on March 7, 2023.

DocuSigned by:

Fatih Akol

89B5CCD8F32343C...

FATIH AKOL
Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "ROBOAIR, INC.", FILED IN
THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2023, AT 3:45
O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6746128 8100

Authentication: 202888702



SR# 20230932431 Date: 03-10-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 03/09/2023
FILED 03:45 PM 03/09/2023
SR 20230932431 - File Number 6746128

**FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ROBOAIR, INC.**

Roboair, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Roboair, Inc. (the "**Corporation**"). The Corporation was originally incorporated in the State of Delaware on February 6, 2018 pursuant to the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on that date. The Corporation amended and restated its Certificate of Incorporation with the Secretary of State of Delaware on March 8, 2018, May 10, 2018 and August 16, 2018.

2. This Fourth Amended and Restated Certificate of Incorporation has been adopted by the Corporation and its stockholders pursuant to Section 228, Section 242 and Section 245 of the General Corporation Law of the State of Delaware

3. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been signed this March 7, 2023.

ROBOAIR, INC.

/s/ Fatih Akol

Fatih Akol, its President and Chief Executive Officer


EXHIBIT A

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ROBOAIR, INC.

A DELAWARE CORPORATION

I.


The name of this corporation is Roboair, Inc.


II.


The registered office of the corporation in the State of Delaware shall be 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904 and the name of the registered agent of the corporation in the State of Delaware at such address is COGENCY GLOBAL INC.


III.


The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("*DGCL*").


IV.


A.   This Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Fifty Million Two Hundred Thousand (50,200,000), each having a par value of $0.000025, consisting of:

1.   Forty-Six Million (46,000,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series A Voting" shares (collectively, the "*Series A Voting Common Stock*"); and

2.   Four Million Two Hundred Thousand (4,200,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series B Non-Voting" shares (collectively, the "*Series B Non-Voting Common Stock*" together with the Series A Voting Common Stock, the "*Common Stock*").

B.   COMMON STOCK

1.   Redesignation of Common Stock and Stock Split.   Upon the filing and effectiveness (the "*Effective Time*") pursuant to the General Corporation Law of this Fourth Amended and Restated Certificate of Incorporation of the Corporation, (1) the existing outstanding shares of Common Stock of the Corporation shall, without any action by the holder thereof, be re-designated as Series A Voting Common Stock as defined herein and (2) every one (1) share of Series A Voting Common Stock (at that time designated as "Common Stock") then outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time is and shall be, automatically and without any action on the part of the respective holders thereof, be split into four (4) fully paid, nonassessable shares


Exhibit A

1


of Series A Voting Common Stock, with a corresponding adjustment to the par value of such shares (the "**Forward Stock Split**"). Each certificate (or notice of issuance of uncertificated shares) that represents shares of Common Stock ("***Old Certificates***"), shall hereafter represent that number of shares of Series A Voting Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split and re-designated. The authorized number of shares of Common Stock and the par value of such shares as set forth above in Section A of this Article FOURTH as of the Effective Date shall not be affected by the Forward Stock Split.

    2.   General.

    a.   Voting, Distributions, etc. The Series A Voting Common Stock and the Series B Non-Voting Common Stock shall be identical in all rights and preferences with respect to the Corporation except the Series B Non-Voting Common Stock shall have no voting rights on matters of the Corporation except as otherwise required under law. The holders of the Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); when required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. Unless required by law, there shall be no cumulative voting. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend rights of any then outstanding preferred stock of the Corporation. Upon the dissolution or liquidation of the Corporation, whether voluntary of involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock of the Corporation.

    b.   Adjustment to Authorized Shares of Series A Voting Common Stock and Common Stock. The number of authorized shares of Common Stock and/or Series A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

    c.   Adjustment to Authorized Shares of Series B Non-Voting Common Stock. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

    3.   Automatic Conversion of Series B Non-Voting Common Stock.

    a.   Defined Terms: For purposes hereof:

    (i)   "***Automatic Conversion Time***" shall mean either the Corporation Automatic Conversion Time (as defined below) or the Trading Market Automatic Conversion Time (as defined below).

    (ii)   The "***Conversion Equity***" shall mean the shares of Series A Voting Common Stock and/or Voting Traded Stock (as defined below) issued to the holders of Series B Non-Voting Common Stock pursuant to this Section 3.

(iii)   "*Trading Market*" means that (i) shares of Voting Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Voting Traded Stock, (iii) or that transfers of the Voting Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the Corporation has authorized the trading system..

b.   Automatic Conversion Triggers.   In addition to any contractual conversion rights set forth in any agreement between the Corporation and any holder of shares of Series B Non-Voting Common Stock:

(i)   Shares of Series B Non-Voting Common Stock shall be converted on a one-for-one (1-for-1) share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Series A Voting Common Stock as and when declared by the Board of Directors and approved by the holders of at least a majority of the then issued and outstanding shares of Series A Voting Common Stock (the "*Corporation Automatic Conversion Time*");

(ii)   upon the development of any Trading Market for the shares of Series A Voting Common Stock or other class into which the Series A Voting Common Stock is reorganized (collectively, "*Voting Traded Stock*"), then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into shares of Voting Traded Stock, at a conversion rate of one (1) share of Series B Non-Voting Common Stock for one (1) share of the Voting Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Traded Stock)(the time of such event, the "*Trading Market Automatic Conversion Time*"); *provided, however*, that the Corporation may require each holder of Series B Non-Voting Common Stock to enter into a customary market standoff agreement in a form acceptable to the Corporation before any shares of Voting Traded Stock may be issued to such holder.

c.   Mechanics of Conversion.   In the event of mandatory conversion pursuant to subparagraph 3(b), all affected holders of record of shares of Series B Non-Voting Common Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series B Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series B Non-Voting Common Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Non-Voting Common Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefore, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series B Non-Voting Common Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B Non-Voting Common Stock accordingly.

4. General Provisions Applicable to Automatic Conversion.

a. Any shares of Series B Non-Voting Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Non-Voting Common Stock following redemption, conversion or acquisition.

b. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B Non-Voting Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI.

A. The liability of the directors and officers for monetary damages for breach of fiduciary duty as a director or officer shall be eliminated to the fullest extent under applicable law. If applicable law is amended after the effectiveness of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer to the corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Solely for purposes of this Part A of this Article VI, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL as amended from time to time.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

EXHIBIT E TO FORM C

Orhan Goksal (Advisory Board) Video Transcript

My name is Orhan Göksal. I'm an advisor in RoboAir.

I see a lot of opportunity in this industry. RoboAir is going to really perform very well because of their customer centric philosophy.

Conventional physical industry norms have been applied to the online technologies. In my opinion, they are not technologically-served companies at all.

There must be a new philosophy bringing technological solutions to the travel industry.

RoboAir is addressing the customer centric approach to the travel industry and that will be a game changer. And besides the proprietary technology, they are using scalability, they are using clouds and creating a travel-centric distribution system is really different than the others.

At the moment, all those companies are providing single products, isolated products, not integrated with each other. And it's not travel-centric at all.

There is a big growth opportunity here because people are traveling more and more. In 2023, Boeing is receiving record-breaking orders, so this is showing that the industry is growing very fast.

I do believe in RoboAir because the pattern of successful companies that I invested is very similar to the RoboAir models and pattern.

They are disruptive, they think out of the box, they think different and they want to bring different philosophy to the industry and they want to focus on the customer and customer satisfaction rather than just selling the services and products.

Be an early investor and get 10% off future travels for life.

Fatih Akol (Founder) Video Transcript

Hi, I'm Fatih the founder and chairman of RoboAir.

Robo is a smart assistant to a traveler, which makes the traveler the worldwide local, if you will. Actually, it already provides bookings for flights, stays and car rentals globally.

Although the company is pretty young and the application is pretty young, Robo is already literally providing the cheapest airline ticket that exists in the world. The same thing goes for stays, same thing goes for car rentals. Literally, the effective price of any member's booking price is the cheapest in the world right now. How do we do that? Through our algorithms, through the resilient and pretty powerful commercial backbone that we have so far created.

The travel industry has been acting in the same way since 1940s in terms of commercial backbone and in terms of technology. Today's technology that all the players play in the travel industry is like one-way traffic, literally, dummy pipelines, basically a mirroring technology showing the stocks that exist in the market. Suppliers and travelers are not interacting.

So what we are saying and what we are about to do, as a matter of fact, most of the features have already been finalized, haven't been launched, but we are on our way to actually launch them during the second phase of our company.

We are building this platform called TDS, where the traveler is actually, a traveler-centric platform where suppliers and travelers are interacting both ways without any middleman.

TDS is to replace the outdated GDS-centric infrastructure and introduce a traveler-centric approach. You know, single transaction financial costs like credit costs on a couple trillion dollar travel market is changing between three to six percent.

Who pays for it? Traveler pays for it. And when you look at every single cost of a transaction in terms of airline ticketing, hotels and car rentals, we are looking into up to like hundred-person markups on hotels and car rentals.

Who gets that? Middleman. So what we are basically saying, by building the TDS, Travel Distribution Services Platform, we are putting the traveler in between so that travelers, no matter where he or she is around the world, is being able to reach out to the product that he's seeking for at the cheapest price.

Same thing goes for the supplier. Without needing any middleman in the middle, suppliers will be able to actually reach out to any traveler that they actually like to provide their products to.

We also know the industry very well at Roboair. We know the problems that needs to be addressed. We know that there is an efficiency problem. As a matter of fact, we have been there as the principals and managers of airlines or any other travel companies, you know, so we know what to address. And we believe we can actually deliver that. And we really know the market inside out.

We here at Robo. We have been actually in the travel industry in terms of aviation management or in terms of other aspects of travel. So we exactly know what the industry needs to be addressed and what are the problems, what are the benefits that we can actually solve or add to the industry. I believe we will be able to deliver.

Be an early investor and get 10% off future travels for life.

Dr.Evren Eryurek (Advisory Board) Video Transcript

Hello, I'm Dr. Evren Eryurek. I am currently Director of Product Management in Google. I'm one of the technology advisors of RoboAir and I'm one of the investors and one of the believers.

I've been in the mission critical industry for decades. I've been in the process control industry, I've been in transportation, I've been in healthcare and now I'm in high-tech company. And I know what it takes to build a scalable product.

This industry is ready to grow and it's growing and the next 10 years that I see is going to be very important and existing capabilities won't meet the need.

This is why RoboAir comes into play in my mind to really help the industry. RoboAir will have an effect on the industry by introducing some efficiencies right away.

They're going to cut a lot of the layers in between the purchasers and the sellers. So I'll be able to actually find the cheapest, lowest priced available, no matter where it is, without getting any kind of a geo-location-based fees and so forth on top of it.

And they're going to be able to enable the sellers, the travel agents, the airliners, whoever it is, have access directly to the consumers themselves, which actually helps them be much more efficient.

So efficiencies are really important. Travel industry will be impacted by RoboAir's technologies. They're going to bring efficiencies. They're going to improve how one purchases, how one transacts directly with the providers and sellers. They will have the first traveler-centric chain-based super app concept.

We will find much more sustainable approach to travel industry, and RoboAir will provide these at the lowest possible cost to the users themselves.

I believe travelers should choose RoboAir just like me. I'm a user. For their ability to get the lowest, cheapest tickets for their travels from point A to point B, that's guaranteed by them.

Its simplicity is amazing. Everybody uses, very simple app, very good user experience. And not to mention is an umbrella app. You can actually do a lot more. If you take into the membership part of it, you get cash-based refunds from the app itself so that you can use that cash, your dollars, towards your purchase of next trip or a hotel.

Travel industry is growing. The next 10 years will continue to grow at massive scales. And what RoboAir brings from sustainability, from being really green company, it will matter to this industry.

And they're going to be able to actually see their growth rapidly in this industry. And I know that they are going to get 10% discount if they enter early.

Remember, early investors will get 10% off all bookings for life.

Dilara Akol (Consultant) Video Transcript

Hi, I'm Dilara and I focus on sustainability here at Roboair.

The travel industry that helps connect people all around the world has the responsibility to limit its effects on the environment.

Roboair is playing a proactive role in the embrace of green practices. Sustainability is not an afterthought here at Roboair. It's really at the core of our business.

Roboair is a green business. We're a net neutral company and we actually offset our carbon footprint with Carbon Fund. Roboair built its technology on Google Cloud, which is a green web hosting service, which again goes back to our core values of being a green business.

In order to have a sustainable travel industry, you have to empower your travelers.

We **hope** to empower our travelers through having a green badge system.
Through our green badge system, you're able to both identify and filter based on the most sustainable route, the sustainable hotels, or green car rentals.

We think that the reason why our travelers choose us is because of our sustainable approach, but if travelers also need a little more incentivizing and joining this carbon footprint program, we are committing to gifting 50% of travelers' donations back to their traveler wallet. And you can always use this money in your Robo wallet for your future trips.

Be an early investor and get 10% off future travels for life.

Berk Akol (Consultant) Video Transcript

Hi, I'm Burke and I focus on blockchain at Roboair.

There has yet to be a travel company that has integrated blockchain technologies. Blockchain offers unmatched efficiency, scalability, and security to all transactions conducted on the chain.

Roboair aims to pioneer the travel industry by implementing a solution where users can use their browser-based wallets to purchase travel products without having to off-ramp their crypto. You'll be able to purchase a plane ticket from A to B using your Ethereum-based wallet and you can pay with any cryptocurrency of your choosing.

Roboair's mission is to create a decentralized traveler-centric platform where travelers and travel product sellers can meet with reduced intermediaries creating efficiency and decentralization.

We have a lot of new exciting features coming to Roboair. The travel industry is run by inefficient companies that have really no reason to innovate. Current travel distribution networks are long dummy pipelines based on GDS and consolidators.

Roboair aims to implement TDS, a revolutionary traveler distribution system that integrates blockchain technology and direct connections to travel suppliers to produce maximum efficiency, cut out banking fees, removing intermediaries, and generating a better product for the traveler.

Roboair maintains a traveler-centric approach. What we mean by this is we run no ads, we have no hidden fees, and we like to make everything available for the traveler.

We are about to relaunch RoboMarket, a traveler-centric marketplace where travelers can buy travel bundles, discount codes.

Roboair members get double the benefits, get cashback from Roboair on any booking, and also get double benefits from your airline, car rental, or stay.

Invest in Roboair and get 10% off all bookings for life

Ahmet Yalcin (Advisory Board) Video Transcript

I am Ahmet Yalcin, an advisory board member at RoboAir. After spending most of my career in management consulting and business transformation and serving worldwide Fortune 500 corporations, later I moved to the venture capital industry and have been investing in early-stage technology startups.

As an investor, we are convinced if a startup has true potential to scale its business.

RoboAir has been implementing one of the most customer-oriented solutions, which means it offers the cheapest flights, hotels and cars, and this wherever you want globally.

And in my eyes, RoboAir creates value with innovative use cases. This will lead to further traction of customer base and bootstrap the business. So basically it will scale.

In the last two decades, many technology startups created a tech ecosystem. However, it was either for just process automatization or replacing the human middleman by digital or by demand type of applications. Therefore, the tech implemented in this era rather benefited the middleman and less the guest or host.

This is going to be changed. The travel economy of the future is owned by people using it, not companies. Web3 ethos is the perfect match for this vision.

To understand Web3, we need to detach ourselves from the image we currently associate with the internet of today. This is because Web3 is based on the core concepts of decentralization, openness, cryptographic security and full data ownership, all facilitated through blockchain technology.

RoboAir aims to create open, more connected, decentralized applications where users can manage, exchange and trade their own data and enjoy all monetary benefits they were missing today.

Now, the ambition is to eliminate the middleman entirely and giving the unleashed advantage in this equation to the consumer.

RoboAir has been established at the intersection of two cutting-edge technologies. Applying machine learning helped, for example, to optimize the routes, bookings and the prices for selling the cheapest airline tickets. And blockchain is making Roboair an early adapter to Web3.

So here are a few ways Web3 can impact the travel industry. First a travel ecosystem without intermediaries powered by smart contracts enables peer-to-peer business.

Web3 leads to better economics. Because it reduced the overall cost, it lower fees for travelers and increased the profitability for the carrier, which may decide to reinvest a portion of it for better customer services.

My view on Web3, you will not only be able to own your own data, but you will also own the airline, the hotel or rental car company with the help of tokenized fractional ownership business models.

Why should travelers choose RoboAir and why should investors invest in RoboAir? Simply, best value and high return for spent or invested money.I guess the answer is interchangeable both for travelers and investors.

Blockchain helps with the monitoring and reporting of emission reduction trading. For example, the effective tracking of carbon credits complete journey and its connected offset projects are possible with Web3, giving both businesses and consumers a detailed audit record.

Be an early investor and get 10% off future travels for life.

Main Video Transcript

Basically, RoboAir is a technology company focusing on travel industry smart products.

Travelers should choose RoboAir because we have the best deals. Robo is an app that actually provides the best prices that exist in the world today. I can literally say that because that's the reality.

Robo is a smart assistant to a traveler, which makes the traveler the worldwide local, if you will. You can go on your app, download Robo or RoboAir and get the best deals.

You can either find the cheapest hotels, the cheapest flights or the best car rental deals. What gives the edge to RoboAir is their agility and their use of very highly scalable technologies that's out there.

They simplify how one would purchase a ticket and they always thought about the user, me the consumer as first.

Robo has a tremendous amount of knowledge not only in the travel industry but also technology. This is the right time, the right place, technologies emerging that could help this industry.

So, Web3 is a big focus for Robo. The travel economy of the future is owned by people using it, not companies. And Web3 ethos is the perfect match for this vision.

To understand Web3, we need to detach ourselves from the image we currently associate with the internet of today. For example, through non-fungible, also called NFT and smart contracts, digital assets are truly and legally attributed to users and made tradable.

Robo is not simply focused on the use of Web3 and blockchain technology because it's the new thing. Robo is focused on the new technology because it could help achieve the mission.

But they're not going to focus on that just for the sake of it. They're going to make the targeted use of those technologies and techniques to make their product the best.

Conventional travel companies are not providing enough service for the customers today because they are not customer-centric. The travelers' needs are constantly evolving, so RoboAir is really a solution to industry shortcomings.

RoboAir aims to create open, more connected, decentralized applications where users can manage, exchange and trade their own data and enjoy all monetary benefits they were missing today. The ambition is to eliminate the middleman entirely and giving the unleashed advantage in this equation to the consumer. They are on a mission to really revolutionize the travel industry. They're bringing machine learning, they're bringing NLP, they're bringing decentralized approach and RoboAir will provide these at the lowest possible cost to the users themselves.

I think Robo presents a great investment opportunity and they understand the areas that can be eliminated, the areas that can be commoditized and also the places that we can provide real value.

The commercial background has always been the same since 1940. We'd like to decentralize this market, actually put the traveler in the middle, come up with a platform called TDS where suppliers and travelers actually interact freely and directly between each other without any middleman.

Investors should invest in RoboAir because this is an established company, it's not a paperwork. They are ready to scale in a rapidly growing massive market. They will achieve sustainability and they will help the travel industry.

We think that the reason why our travelers choose us is because of our sustainable approach. But if travelers also need a little more incentivizing in joining this carbon footprint program, we are committing to gifting 50% of travelers' donations back to their traveler wallet.

RoboAir is also building the world's first on-chain travel marketplace where travelers that want to pay with cryptocurrencies do not have to off-ramp their crypto to buy an airline ticket.

RoboAir maintains a traveler-centric approach. What we mean by this is we run no ads, we have no hidden fees, and we like to make everything available for the traveler.

I have invested myself, my time, and my own money, and I'll keep doing so. Download RoboAir and you'll get the best prices for any destination that you like to fly to or stay at.

Be an early investor and get 10% off future travels for life.

William Benson (Advisory Board) Video Transcript

Hi, I'm Bill and I'm an advisory board member. I think Robo presents a great investment opportunity. It's obviously a tremendous idea, but it takes more than just an idea.

Robo has a tremendous amount of knowledge not only in the travel industry but also technology. The worldwide global distribution and supply chain for the travel industry is an expertise for this company.

They understand the areas that can be eliminated, the areas that can be commoditized, and also the places that we can provide real value. Robo is creating a worldwide marketplace for travelers to get the best service, but also for the travel suppliers to deliver that service in a seamless, straightforward way.

So Robo is creating a community, letting the travel service providers do what they do best, and that's offering world-class service to their customers.

This is the right time, the right place, technologies emerging that could help this industry. Robo is not simply focused on the use of Web3 and blockchain technology because it's the new thing.

Robo is focused on the new technology because it could help achieve the mission. And if these new technologies can support that, we will definitely use them. And if they're not appropriate at this time, maybe we'll put on the back burner and keep it in mind for the future.

I've had the great fortune in my life to be surrounded by some of the most intelligent people on the planet. Going back to my days as a student at Caltech, where our instructors were literally NASA rocket scientists, I was able to just see people who had just a passion and a joy for doing whatever it is they were working on.

I believe it was Albert Einstein that said, creativity is just intelligence, having fun. And I saw that in my whole life. So I gravitate to it. And then in my first job at Bell Labs, I again was surrounded by people who loved what they were doing. And I see that at Robo because Robo always wants to make sure that they're using whatever the industries have to offer to make their product the best.

Early investors in Roboair get an extra 10% discount for life.